    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 9, 1997
                                                      REGISTRATION NO. 333-15233

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                        BEDFORD PROPERTY INVESTORS, INC.
           (EXACT NAME OF THE REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                    MARYLAND
         (STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)

                                   68-0306514
                      (I.R.S. EMPLOYER IDENTIFICATION NO.)

                              270 LAFAYETTE CIRCLE
                          LAFAYETTE, CALIFORNIA 94549
                                 (510) 283-8910
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                DONALD A. LORENZ
                        BEDFORD PROPERTY INVESTORS, INC.
                              270 LAFAYETTE CIRCLE
                          LAFAYETTE, CALIFORNIA 94549
                                 (510) 283-8910
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                    Copy to:
                               MICHAEL J. KENNEDY
                              SHEARMAN & STERLING
                             555 CALIFORNIA STREET
                        SAN FRANCISCO, CALIFORNIA 94104
                                 (415) 616-1100

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: From time to time after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box.[ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.[X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED JANUARY 9, 1997


PROSPECTUS

LOGO
                            ------------------------

     Bedford Property Investors, Inc., a Maryland corporation (the "Company"), may offer from time to time, up to 5,500,000 shares (the "Shares") of the Company's common stock, par value $0.02 per share (the "Common Stock") in amounts, at prices and on terms to be determined at the time of sale.

     The number of any Shares offered pursuant to this Prospectus will be set forth in an accompanying supplement to this Prospectus (a "Prospectus Supplement"), together with the terms of the offering of such Shares and the initial price and the net proceeds to the Company from the sale thereof.

     The Company's Common Stock is listed on the New York Stock Exchange (the "NYSE") and the Pacific Stock Exchange (the "PSE") under the symbol "BED." Any Common Stock offered pursuant to a Prospectus Supplement will be listed on such exchanges, subject to official notice of issuance.


     The Company may sell Shares directly or through agents, underwriters or dealers designated from time to time or pursuant to a dividend reinvestment plan. The Company may also issue Shares in connection with property or business acquisitions. If any agents, underwriters, or dealers are involved in the sale of the Shares, the names of such agents, underwriters, or dealers and any applicable commissions or discounts and the net proceeds to the Company from such sale will be set forth in the applicable Prospectus Supplement.


     This Prospectus may not be used to consummate sales of Shares unless accompanied by a Prospectus Supplement.

     SEE "RISK FACTORS" APPEARING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS RELATING TO AN INVESTMENT IN THE COMMON STOCK.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                    ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A
  REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH
     THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE
      SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE
        REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL
         NOT CONSTITUTE AN OFFER TO SELL NOR THE SOLICITATION OF AN
           OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE
             SECURITIES IN ANY STATE IN WHICH SUCH OFFER,
               SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO
                   REGISTRATION OR QUALIFICATION UNDER THE
                       SECURITIES LAWS OF ANY SUCH STATE.
                            ------------------------

       THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR
            ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION
                          TO THE CONTRARY IS UNLAWFUL.
                            ------------------------


               The date of this Prospectus is             , 1997.

                                5,500,000 SHARES

                                                                            LOGO

                                  COMMON STOCK

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). The Registration Statement, as well as such reports, proxy statements and other information filed with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov. Such reports, proxy statements and other information can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and the offices of the Pacific Stock Exchange at 301 Pine Street, San Francisco, California 94104.

     The Company has filed with the Commission a Registration Statement (of which this Prospectus is a part) on Form S-3 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission, and in the exhibits thereto. Statements contained in this Prospectus as to the content of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and such exhibits and schedules, which may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Commission and its regional offices listed above.

     THIS PROSPECTUS INCORPORATES BY REFERENCE DOCUMENTS WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (WITHOUT EXHIBITS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE) ARE AVAILABLE WITHOUT CHARGE UPON REQUEST. REQUESTS FOR DOCUMENTS SHOULD BE DIRECTED TO BEDFORD PROPERTY INVESTORS, INC., 270 LAFAYETTE CIRCLE, LAFAYETTE, CALIFORNIA 94549,
ATTENTION: INVESTOR RELATIONS (TELEPHONE: (510) 283-8910).
                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, ON THE PACIFIC STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents are incorporated by reference in this Prospectus:

      1. The Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.


      2. The Registrant's amendment to its Annual Report on Form 10-K/A for the fiscal year ended December 31, 1995.



      3. The Registrant's Current Report on Form 8-K/A filed on February 16,
         1996.



      4. The Registrant's Current Report on Form 8-K/A filed on February 23,
         1996.



      5. The Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1996.



      6. The Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1996.



      7. The Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1996.



      8. The Registrant's Current Report on Form 8-K filed on December 3, 1996.



      9. The Registrant's Current Report on Form 8-K filed on January 9, 1997.



     10. The description of the Registrant's Common Stock set forth in the Registrant's registration statement on Form 8-B as filed with the Commission on July 26, 1993, under the Exchange Act.


     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the filing hereof and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                                  THE COMPANY

     Bedford Property Investors, Inc., a Maryland corporation, is a self-administered and self-managed real estate investment trust (as defined under the Code)(a "REIT") engaged in the business of owning, managing, acquiring and developing industrial and suburban office properties proximate to selected metropolitan areas primarily in the Western United States. As of September 30, 1996, the Company owned and operated, either directly or through one of its wholly-owned subsidiaries, 40 properties aggregating approximately 3.2 million rentable square feet and comprised of 31 industrial properties (the "Industrial Properties"), eight suburban office properties (the "Suburban Office Properties") and one retail property (the "Retail Property"). The Industrial Properties, the Suburban Office Properties and the Retail Property are hereinafter referred to individually as a "Property" and collectively as the "Properties." As of September 30, 1996, the Properties were approximately 92% occupied by over 400 tenants. The Company's Properties are located in Northern and Southern California, Colorado, Oregon, Utah, Kansas, Minnesota, Arizona and Washington. Additionally, the Company owns 4.8 acres of land in Lenexa, Kansas and 6.0 acres of land in Phoenix, Arizona on which it has commenced, or is about to commence, development of 149,000 square feet of industrial space. The Company will continue to seek development opportunities that are demand driven and located in suburban markets in which the Company owns properties.

     The Company's strategy is to operate in suburban markets which are experiencing, or are expected by the Company to experience, economic growth and, if possible, are subject to limitations on the development of similar properties. The Company believes that employment growth is a reliable indicator of future demand for both industrial and suburban office space. In addition, the Company believes that certain supply-side constraints, such as limited availability of undeveloped land in a market and of financing for speculative real estate construction, increase a market's potential for higher average rents over time. The Company is currently targeting selected markets proximate to metropolitan areas in Northern and Southern California, Colorado, Oregon, Utah, Kansas, Arizona and Washington. The Company believes that due to recent economic improvements in these markets, and related improvements in the commercial property markets, an investment in industrial and suburban office properties in these markets, and in particular in California, provides the potential for attractive returns through increased occupancy levels, rents and real estate values, although there can be no assurance that this will occur. The Company seeks to grow its asset base through the acquisition of industrial and suburban office properties and portfolios of such properties, as well as through the development of new industrial and suburban office properties.

     The Company is led by an experienced management team who have on average over 17 years of experience in the ownership, management, acquisition and development of industrial and suburban office properties in the Western United States. Peter B. Bedford, the Company's Chairman and Chief Executive Officer, has been engaged in the commercial real estate business, primarily in the Western United States, for over 30 years and has been responsible for the ownership, management, acquisition and development of an aggregate of approximately 18 million square feet of industrial, office and retail properties, as well as land in 14 states, primarily as founder and President of Bedford Property Holdings Limited ("BPHL"), a private diversified real estate holding company. Since his election as the Company's Chairman and Chief Executive Officer in 1992, Mr. Bedford has been instrumental in assembling the Company's Board of Directors, in the design and implementation of the Company's business plan, in the Company's conversion to a self-administered REIT and in the selection of the Company's experienced management team, many of the members of which had previously worked with Mr. Bedford at BPHL.

     As of September 30, 1996, Bed Preferred No. 1 Limited Partnership ("BPLP"), a Delaware limited partnership beneficially owned by an investment fund managed by Aldrich Eastman Waltch, a national real estate investment adviser whose clients primarily include institutional investors, was the holder of all of the outstanding shares of the Company's Series A Convertible Preferred Stock, par value $.01 per share (the "Convertible Preferred Stock"). Each of the 8,333,334 outstanding shares of Convertible Preferred Stock is convertible at the option of the holders, after September 18, 1997, into one half of one share of the Company's Common Stock, subject to adjustment upon the occurrence of certain events. Based upon the current conversion ratio and following conversion, the outstanding shares of Convertible Preferred Stock would represent approximately 26% of the shares of Common Stock outstanding after the sale of all the Shares hereunder.

                                  RISK FACTORS

     When used in this Prospectus, the words "believes," "anticipates," "expects" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially, including, but not limited to, those set forth below. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

     In addition to the other information contained or incorporated by reference in this Prospectus, prospective investors should carefully consider the following factors before purchasing the Common Stock offered hereby.

GEOGRAPHIC CONCENTRATION; DEPENDENCE ON CALIFORNIA ECONOMY

     As of September 30, 1996, approximately 63% of the Company's total annualized base rent was generated by its Properties located in the State of California. As a result of this geographic concentration, the performance of the commercial real estate markets and the local economies in various areas within California could affect the value of such Properties and the rental income from such Properties and, in turn, the Company's results of operations. In addition, the geographic concentration of the Company's Properties in California in close proximity to regions known for their seismic activity exposes the Company to the risk that operating results could be materially affected by a significant earthquake. See "-- Risks Inherent in Real Estate Investments -- Effect of Uninsured Loss."

HISTORICAL LOSSES; POSSIBILITY OF FUTURE LOSSES

     The Company had losses of $12.3 million, $5.5 million, $21.9 million and $286,000 for fiscal years 1990 through 1993, respectively, before taking into account the gain on the extinguishment of debt in 1992 and gains on sales of investments and joint venture partnerships in 1993. Although such losses were due in large part to investments which the Company subsequently divested, there can be no assurance that the Company will not incur significant losses in the future. As of September 30, 1996, the Company's consolidated balance sheet reflected accumulated losses and distributions in excess of net income aggregating approximately $74.3 million, resulting from the losses referred to above and the fact that aggregate dividends to stockholders have exceeded net income.

RISKS INHERENT IN REAL ESTATE INVESTMENTS

  GENERAL

     Real property investments are subject to numerous risks. The yields available from an equity investment in real estate depend on the amount of income generated and costs incurred by the related properties. If properties in which the Company invests do not generate sufficient income to meet costs, including debt service, tenant improvements, third-party leasing commissions and capital expenditures, the Company's results of operations and ability to make distributions to its stockholders will be adversely affected. Revenues and values of the Company's properties may be adversely affected by a number of factors, including the national economic climate, the local economic climate, local real estate conditions (such as an oversupply of space or a reduction in demand for real estate in an area), the attractiveness of the properties to tenants, competition from other available space, the ability of the Company to provide adequate maintenance and insurance and to cover other operating costs, government regulations and changes in real estate, zoning or tax laws, interest rate levels, the availability of financing and potential liabilities under environmental and other laws. Historically, the Company has had tenants leasing space in the Properties who occasionally have been delinquent in their payments. Further, because the Company generally does not have extensive historical or financial information on the tenants in its recently acquired Properties, there may be tenants in the Company's recently acquired Properties who, unknown to the Company, were delinquent in the payment of their rent in the past. As substantially all of the Company's income is derived from rental income from real property, the Company's results of operations and ability to make distributions to stockholders would be adversely affected if a number of the Company's tenants or one or more of the Company's significant tenants were unable to meet their obligations to the Company or failed to renew their leases with the Company, or if the rental rates upon reletting or renewal of leases were significantly lower than current or expected rates or if the Company were unable to lease a significant amount of space on economically favorable terms or at all. In addition, certain significant expenditures associated with each equity investment (such as debt service, real estate taxes and maintenance costs) are generally not reduced when circumstances cause a reduction in rental income from the investment. Should such events occur, the Company's results of operations and ability to make distributions to stockholders could be adversely affected.

  LEASE EXPIRATIONS; RENEWAL OF LEASES AND RELETTING OF UNLEASED SPACE

     As of September 30, 1996, leases representing 3%, 23%, 21%, 17% and 15% of the Company's total annualized base rent at that date were scheduled to expire in the remainder of 1996 and 1997, 1998, 1999 and 2000, respectively. The Company will be subject to the risk that, upon expiration, certain of these leases will not be renewed, the space may not be relet, or the terms of renewal or reletting (including the cost of required renovations or concessions to tenants) may be less favorable than current lease terms. In addition, the Company expects to incur costs in making improvements or repairs to its Properties required by new or renewing tenants and expenses associated with brokerage commissions payable in connection with the reletting of space. Similarly, rental income may be reduced due to vacancies resulting from lease expirations or by construction of tenant improvements required by renewing or new tenants. If the Company is unable to promptly renew leases or relet space or to fund expenses relating to tenant turnover, if the terms of any such renewal or reletting are less favorable than current lease terms, or if the expenses relating to tenant turnover are greater than expected, the foregoing could have a material adverse effect on the Company and its ability to make distributions to stockholders.

  DEPENDENCE ON CERTAIN TENANTS

     As of September 30, 1996, ten of the Company's tenants accounted for approximately 28% of its total annualized base rent. If the Company were to lose any one or more of such tenants, or if any one or more of such tenants were to declare bankruptcy or to fail to make rental payments when due, there could be a material adverse effect on the Company and its ability to make distributions to stockholders. See "-- Bankruptcy of Tenants."

  BANKRUPTCY OF TENANTS

     At any time, a tenant could seek the protection of the bankruptcy laws, which might result in the modification or termination of such tenant's lease and cause a reduction in the cash flow of the Company. In addition, a tenant from time to time may experience a downturn in its business which may weaken its financial condition and result in its failure to make rental payments when due. In the event of default by or bankruptcy of a tenant, the Company may experience delays in enforcing its rights as lessor and may incur substantial costs in protecting its investment. The default, bankruptcy or insolvency of a major tenant may have an adverse effect on the Company and its ability to make distributions to stockholders. Moreover, a substantial number of the Company's tenants are professionals or small- or medium-sized businesses, which are generally more susceptible to the foregoing risks than are large, well-capitalized enterprises.

  RISKS ASSOCIATED WITH REAL ESTATE ACQUISITION AND DEVELOPMENT

     The Company intends to actively seek to acquire industrial and suburban office properties and portfolios of such properties, which may include the acquisition of other companies and business entities owning such properties. Although the Company will engage in due diligence with respect to each new acquisition, there can be no assurance that the Company will be aware of all potential liabilities and problems associated with such properties, and the Company may have limited contractual recourse, or no contractual recourse, against the sellers of such properties. In that regard, the Company only recently acquired a number of its Properties, and there can be no assurance that the Company is aware of all potential liabilities and problems associated with these recently acquired Properties. Moreover, it is likely that in the future, the majority of the Company's properties and portfolios of properties will be acquired on an "as is" basis, with limited recourse against the sellers. In addition, acquisitions of new properties entail risks that the investments will fail to perform in accordance with expectations, and estimates of the costs of improvements to bring an acquired property up to the Company's standards, and standards established for the market position intended for that property, may prove inaccurate. To the extent that the Company acquires properties with substantial vacancies (as it has in the past), there is a risk that the Company will be unable to lease vacant space in a timely manner or at all, and that the costs of obtaining tenants (such as tenant improvements, lease concessions and brokerage commissions) could prove more costly than anticipated.

     The Company will be subject to a number of risks relating to the development of any industrial and suburban office property projects it decides to develop, including the risks that financing for such development may not be available on favorable terms, that a project may not be completed or may not be completed on schedule or for the amount planned (resulting in increased debt service expense and construction costs) and that newly constructed properties may not be leased on profitable terms or at all. Timely construction may be adversely affected by the failure to obtain governmental permits, environmental matters, by local or national strikes and by local or national shortages in building materials or supplies or fuel for equipment. Any of the foregoing could adversely affect the Company and its ability to make distributions to stockholders.

  EFFECT OF UNINSURED LOSS

     The Company currently carries general liability coverage with primary limits of $1 million per occurrence and $2 million in the aggregate, as well as a $10 million umbrella liability policy. The Company carries property insurance on a replacement value basis covering both the cost of direct physical damage and the loss of rental income. Separate flood and earthquake insurance is provided with an annual aggregate limit of $10 million, subject to varying deductibles of 7.5% to 25% of total insurable value per building with respect to earthquake coverage. Certain types of losses, however (such as losses due to acts of war, nuclear accidents or pollution), may be either uninsurable or not economically insurable. Likewise, certain losses could exceed the limits of the Company's insurance policies or could cause the Company to bear a substantial portion of those losses due to deductibles under those policies. Should an uninsured loss occur, the Company could lose both its invested capital in and anticipated cash flow from the property and would continue to be obligated to repay any outstanding indebtedness incurred to acquire such property. In addition, a majority of the Properties are located in areas that are subject to earthquake activity. Although the Company has obtained earthquake insurance policies for all of its Properties, should one or more Properties sustain damage as a result of an earthquake, the Company may incur substantial losses up to the amount of the deductible under its earthquake policy and, additionally, to the extent that the damage exceeds the policy's maximum coverage. Although the Company has obtained owner's title insurance policies for each of the Properties, the title insurance may be in an amount less than the current market value of certain of the Properties. If a title defect results in a loss that exceeds insured limits, the Company could lose all or part of its investment in, and anticipated gains (if any) from, such Property.

SUBSTANTIAL INCREASE IN DIVIDEND REQUIREMENTS; POSSIBLE INABILITY TO SUSTAIN DIVIDENDS

     The terms and conditions of the Convertible Preferred Stock provide that dividends may be paid on shares of Common Stock in any fiscal quarter only if full cumulative cash dividends have been paid on all shares of Convertible Preferred Stock in the amount equal to the greater of (i) an amount per share of $.135 or (ii) the dividends payable with respect to such quarter on the Common Stock into which the Convertible Preferred Stock is convertible plus, in both cases, any accumulated but unpaid dividends on the Convertible Preferred Stock. Accordingly, the cash dividends payable on the Convertible Preferred Stock, which was issued in September 1995, has substantially increased the total amount of cash that must be generated to continue to pay cash dividends on the Common Stock at current levels. Furthermore, if the holders of the Convertible Preferred Stock exercise their redemption rights and such redemption is not made, the dividend payable on the Convertible Preferred Stock will increase. See "Description of Capital Stock of the Company -- Convertible Preferred
Stock -- Dividends."

     The Convertible Preferred Stock may be redeemed, under certain circumstances, at the option of the Company or upon demand of the holders of the Convertible Preferred Stock. Such a redemption would decrease the amount of cash available to pay cash dividends on the Common Stock. At any time after September 18, 1997, the Company may redeem the Convertible Preferred Stock in whole (but not in part) at its option at a price calculated by determining an internal rate of return on the Convertible Preferred Stock of 25% per annum for the period from September 18, 1995 until September 18, 1997 and an internal rate of return on the Convertible Preferred Stock of 20% per annum from and after September 18, 1997 until the date of redemption, but not beyond September 18, 2000. At any time after September 18, 2000, or at any time prior thereto if there are less than 400,000 shares of Convertible Preferred Stock outstanding, the Convertible Preferred Stock may be redeemed in whole or in part at the option of the Company at a redemption price equal to $6.30 per share (declining $.06 in each of the first five full years commencing on September 18, 2000) plus all accrued and unpaid dividends. In addition, the Company is required, at the option of the holders of the Convertible Preferred Stock, to redeem the Convertible Preferred Stock on demand of the holders thereof, at a redemption price of $6.00 per share plus all accrued and unpaid dividends, on the occurrence of any one or more of the following: (i) the failure to pay dividends on the Convertible Preferred Stock for two consecutive quarters, (ii) a default in the payment on certain institutional debt, (iii) the failure of the Company to obtain any required consent of the holders of the Convertible Preferred Stock or (iv) the failure to reach certain financial performance levels. See "Description of Capital Stock of the Company -- Convertible Preferred Stock -- Redemption."

     In addition, any Common Stock issued in connection with a sale of the Shares hereunder will further substantially increase the cash required to continue to pay cash dividends at current levels. Any Common Stock or preferred stock that may in the future be issued to finance acquisitions, upon exercise of stock options or otherwise would have a similar effect. See "-- Shares Available for Future Sale." The Company's ability to pay dividends will depend in large part on the performance of its properties and other properties that it may acquire in the future. In addition, the Company's existing credit facility (the "Credit Facility") places certain limitations on the Company's ability to pay quarterly dividends to stockholders.

     In addition, the Company's ability to pay dividends is based upon a number of uncertainties. In particular, the Company only recently acquired a number of its Properties and, therefore, has a limited operating history with respect to those Properties. The Company's ability to pay dividends depends in large part upon whether these recently acquired Properties, as well as the Company's other Properties and future acquisitions perform in accordance with expectations. Likewise, the Company's ability to pay dividends will depend upon, among other things, occupancy levels at its Properties, its ability to enter into new leases upon expiration of current leases and costs associated with the renewal or reletting of space, expenditures with respect to existing and newly acquired Properties, the amount of its debt and the interest rate thereon, default or bankruptcy by tenants, and other costs relating to its Properties, as well as the continued absence of significant expenditures relating to environmental or other regulatory matters. Most of these matters are beyond the control of the Company and it is unlikely that the Company's expectations with respect to these matters will prove accurate in all respects. A significant difference between such expectations and actual results could have a material adverse effect on the Company and its ability to pay dividends.

     The Company's ability to pay dividends on the Common Stock is further limited by the laws of Maryland, its state of incorporation. Under the Maryland General Corporate Law, as amended, (the "MGCL"), a Maryland corporation may not make a distribution if, after giving effect to such distribution, either (i) the corporation would not be able to pay indebtedness of the corporation as such indebtedness becomes due in the usual course of business or (ii) the corporation's total assets would be less than the sum of the corporation's total liabilities plus (unless the corporations charter provides otherwise, which the Company's charter (the "Charter") does with respect to dividends but does not with respect to distributions by redemption or other acquisition of shares or otherwise), the amount that would be needed, if the corporation were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution. Thus, the Company cannot make a distribution, except by dividend, on the Common Stock if, after giving effect to the distribution, the Company's total assets would be less than the sum of the Company's liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of the holders of shares of the Convertible Preferred Stock if the Company were to be dissolved at the time of the distribution. See "Description of Capital Stock of the Company -- Convertible Preferred Stock -- Liquidation Preference."

TAX RISKS; RISKS ASSOCIATED WITH REIT STATUS

  ADVERSE CONSEQUENCES OF THE FAILURE TO MAINTAIN QUALIFICATION AS A REIT

     The Company believes that it has operated so as to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), commencing with the taxable year 1985. However, no assurance can be given that the Company will be able to continue to operate in a manner enabling it to remain so qualified or that it will not be found to have failed to qualify as a REIT for a prior tax year. In that regard (as discussed below), it is uncertain whether the Company properly requested written statements from certain stockholders for tax year 1993 as required by the regulations issued by the United States Treasury Department (the "Treasury Regulations") under the Code. Qualification as a REIT involves the application of highly technical and complex Code provisions which have only a limited number of judicial and administrative interpretations, and the determination of various factual matters and circumstances not entirely within the Company's control may have an impact on its ability to maintain its qualification as a REIT. For example, in order to qualify as a REIT, at least 95% of the Company's gross income in any year must be derived from qualifying sources and the Company must make distributions to stockholders aggregating annually at least 95% of its REIT taxable income (excluding net capital gains). In addition, no assurance can be given that new legislation, Treasury Regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to its qualification as a REIT or the federal income tax consequences of such qualification. The Company, however, is not aware of any proposal to amend the tax laws that would significantly and adversely affect the Company's ability to continue to operate as a REIT.

     As a condition to maintaining its status as a REIT, the Code, and the Treasury Regulations promulgated thereunder, contain a requirement (the "Five or Fewer Requirement") that, during the last half of each taxable year, not more than 50% in value of the REIT's outstanding stock be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities). In order to determine if a REIT satisfies the Five or Fewer Requirement, the Treasury Regulations require a REIT to request written statements concerning the ownership of its capital stock from certain stockholders of record (the "Stockholder Polling Requirements"). See "Federal Income Tax Considerations -- Requirements for Qualification." For tax year 1993 (and possibly for certain prior years which tax counsel referred to below believes are outside the normal period for federal tax audit), it is uncertain whether the Company properly requested the written statements required by the Stockholder Polling Requirements from certain clearing organizations holding Common Stock as nominees for the beneficial owners of such shares. However, the Company did employ stockholder polling procedures for tax year 1993 which it believes went beyond what is required by the Treasury Regulations under the Code in providing stockholder ownership information for purposes of determining whether the Company had satisfied the Five or Fewer Requirement. In that regard, the Company has received an opinion of Shearman & Sterling, counsel to the Company, to the effect that, based on various assumptions and factual representations made by the Company, the Company has not, by virtue of the Stockholder Polling Requirements, failed to qualify as a REIT with respect to tax year 1993. However, such opinion is not binding on the Internal Revenue Service (the "IRS"). If the IRS were to successfully challenge such compliance, the Company would lose its status as a REIT as of the first taxable year in which it was considered not to have complied with such requirements. See "Federal Income Tax Considerations -- Failure to Qualify."

     The Series A Convertible Preferred stock purchase agreement, dated May 18, 1995, pursuant to which BPLP acquired the Convertible Preferred Stock (the "Stock Purchase Agreement") in effect, permits a partner in BPLP to own up to 8.2% of the outstanding shares of Common Stock of the Company on a fully diluted basis (that is, treating the Convertible Preferred Stock as if all of such stock were converted to Common Stock). This is the equivalent of owning approximately 21% of the Convertible Preferred Stock, based on the number of shares of Common Stock outstanding before the completion of the sale of the Shares or approximately 32% based on the number of shares of Common Stock outstanding after the sale of all the

Shares hereunder. If each share of the Convertible Preferred Stock and each share of the Common Stock were relatively equal in value, the ownership of the Convertible Preferred Stock or the Common Stock upon conversion by BPLP would not cause the Company to violate the Five or Fewer Requirement since, when the maximum ownership of each of the partners of BPLP is combined with the ownership of Peter Bedford, five or fewer individuals would not own more than 50% in value of the outstanding shares of the Company. Notwithstanding the foregoing, if (i) there were a substantial decline in the value of a share of the Common Stock relative to a share of the Convertible Preferred Stock, (ii) five or fewer individuals owned more than 50% of the Convertible Preferred Stock, and (iii) such Convertible Preferred Stock constituted more than 50% of the aggregate value of both the Common Stock and the Convertible Preferred Stock, the Company could cease to be eligible to be treated as a REIT. The Company believes that the likelihood of all three circumstances occurring is remote. For example, as noted, five or fewer "individuals" would need to own more than a 50% interest in BPLP. The Company believes that most of the partners in BPLP are entities which are widely held and not individuals. Therefore, based upon the "look through" requirement described above, the Company believes that it is unlikely that five or fewer "individuals" would own more than 50% of the outstanding shares. Nonetheless, if there were both such a substantial decline in value of the shares of Common Stock and five or fewer individuals were treated as owning more than 50% of BPLP, the Company could fail to qualify as a REIT.

     If the Company fails to maintain its qualification as a REIT, or is found not to have qualified as a REIT for any prior year, the Company would not be entitled to deduct dividends paid to its stockholders and would be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. In addition, unless entitled to relief under certain statutory provisions, the Company would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. This treatment would reduce amounts available for investment or distribution to stockholders because of the additional tax liability to the Company for the year or years involved. In addition, the Company would no longer be required by the Code to make any distributions. As a result, disqualification of the Company as a REIT could have a material adverse effect on the Company and its ability to make distributions to stockholders. To the extent that distributions to stockholders have been made in anticipation of the Company's qualifying as a REIT, the Company might be required to borrow funds or to liquidate certain of its investments to pay the applicable tax. See "Federal Income Tax Considerations."

  EFFECT OF DISTRIBUTION REQUIREMENTS

     To maintain its status as a REIT, the Company is required each year to distribute to its stockholders at least 95% of its taxable income (excluding net capital gains). In addition, the Company is subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by it with respect to any calendar year are less than the sum of 85% of its ordinary income and 95% of its capital gain net income for the calendar year plus any amount of such income not distributed in prior years. See "Federal Income Tax Considerations." Although the Company anticipates that cash flow from operations will be sufficient to enable it to pay its operating expenses and meet the distribution requirements discussed above, there can be no assurance that this will be the case and it may be necessary for the Company to incur borrowings or otherwise obtain funds to satisfy the distribution requirements associated with maintaining its qualification as a REIT. In addition, differences in timing between the receipt of income and the payment of expenses in arriving at taxable income of the Company could require the Company to incur borrowings or otherwise obtain funds to meet the distribution requirements that are necessary to maintain its qualification as a REIT. There can be no assurance that the Company will be able to borrow funds or otherwise obtain funds if and when necessary to satisfy such requirements.

TRANSFER AND OWNERSHIP LIMITATIONS

     For the purpose of preserving the Company's REIT qualification, the Company's Charter provides that no holder is permitted to own, either actually or constructively under the applicable attribution rules of the Code, more than 5% (in value) of the aggregate outstanding shares of all classes of stock of the Company or more than 5% (in number or value, whichever is more restrictive) of the outstanding shares of Common

Stock, with certain exceptions. In addition, no holder is permitted to own, either actually or constructively under the applicable attribution rules of the Code, any shares of any class of the Company's stock if such ownership would cause more than 50% in value of the Company's outstanding stock to be owned by five or fewer individuals or would result in the Company's stock being beneficially owned by less than 100 persons (determined without reference to any rule of attribution). Acquisition or ownership (actual or constructive) of the Company's stock in violation of these restrictions results in automatic transfer of such stock to a trust for the benefit of a charitable beneficiary or, under certain specified circumstances, the violative transfer may be deemed void ab initio or the Company may choose to redeem the violative shares. Mr. Bedford and BPLP are subject to higher ownership limitations than the other stockholders. Specifically, Mr. Bedford is not permitted to own more than 15% of the lesser of the number or value of the outstanding shares of Common Stock, as adjusted to take into account the conversion of the 8,333,334 shares of Convertible Preferred Stock. BPLP is permitted to own 100% of the outstanding shares of Convertible Preferred Stock, but not more than 58% of the lesser of the number or value of the outstanding shares of Common Stock, as adjusted to take into account the conversion of the 8,333,334 shares of Convertible Preferred Stock. See "Description of Capital Stock of the Company -- Restrictions on Transfer and Ownership of Capital Stock."

     The constructive ownership rules are complex and may cause Common Stock or Convertible Preferred Stock owned beneficially or constructively by a group of related individuals and/or entities to be constructively owned by one individual or entity. As a result, the acquisition of less than 5% of the number or value of outstanding Common Stock or of less than 5% of the value of outstanding Convertible Preferred Stock (or the acquisition of an interest in an entity which owns Common Stock or Convertible Preferred Stock) by an individual or entity could cause that individual or entity (or another individual or entity) to constructively own Common Stock or Convertible Preferred Stock in excess of the limits described above, and thus subject such stock to the ownership restrictions in the Charter. See "Description of Capital Stock of the Company -- Restrictions on Transfer and Ownership of Capital Stock."

DEPENDENCE ON KEY PERSONNEL

     The Company is highly dependent on the efforts of its senior officers, and in particular Peter B. Bedford, its Chairman and Chief Executive Officer. While the Company believes that it could find replacements for these key personnel, the loss of their services could have a material adverse effect on the Company. In addition, the Credit Facility provides that it is an event of default thereunder if Mr. Bedford ceases for any reason to be the Chairman or Chief Executive Officer of the Company and a replacement reasonably satisfactory to the lenders thereunder has not been appointed by the Board of Directors within six months thereafter. Additionally, if Mr. Bedford were to cease serving substantially full-time as Chief Executive Officer of the Company, the holders of the Convertible Preferred Stock would be entitled to elect the smallest number of directors constituting a majority of the Board of Directors of the Company which could result in significant changes in the business objectives, strategies and other policies of the Company. In addition, the Convertible Preferred Stock must be redeemed 180 days after such election. However, a majority of directors who are not elected by the holders of the Convertible Preferred Stock may rescind such automatic redemption prior to the end of the 180-day period at their discretion. See "Description of Capital Stock of the Company -- Convertible Preferred Stock -- Redemption." Mr. Bedford and the Company have entered into an amended employment agreement pursuant to which Mr. Bedford has agreed to serve as Chairman of the Board and Chief Executive Officer on a substantially full-time basis until the agreement's expiration on September 18, 2000. This agreement will be automatically renewed for additional consecutive one-year terms unless either party gives the other notice of non-renewal.

COMPETITION

     Numerous industrial and suburban office properties compete with the Company's Properties in attracting tenants. Some of these competing properties are newer, better located or better capitalized than the Company's Properties. Many of the Company's investments, particularly the Suburban Office Properties, are located in markets which have a significant supply of available space, resulting in intense competition for tenants and lower rents. The number of competitive properties in a particular area could have a material adverse effect on the Company's ability to lease space in the Properties or at newly acquired or developed properties. In addition, numerous real estate companies (including other REITs) compete with the Company in making bids to acquire new properties. Many of these companies are larger and have substantially greater financial resources than the Company. The activities of these competitors could cause the Company to pay a higher purchase price for a new property than it otherwise would have paid, or may prevent the Company from purchasing a desired property at all.

REGULATORY COMPLIANCE

  ENVIRONMENTAL MATTERS

     Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate is liable for the costs of removal or remediation of certain hazardous or toxic substances released on, above, under or in such property. Such laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous or toxic substances. The costs of such removal or remediation could be substantial. Additionally, the presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's ability to borrow using such real estate as collateral. All of the Properties have had Phase I environmental site assessments (which involve inspection without soil sampling or groundwater analysis) by independent environmental consultants and have been inspected for hazardous materials as part of the Company's acquisition inspections. None of the Phase I assessments has revealed any environmental conditions requiring material expenditures for remediation. The Phase I assessment for Milpitas Town Center indicates that the groundwater under that Property either has been, or may in the future be, impacted by the migration of contaminants originating off-site. According to information available to the Company, the responsible party for this off-site source has been identified and has begun remediation pursuant to a cleanup program mandated by a California environmental authority and the cleanup program is backed by an insurance policy from CIGNA up to $10 million. The Company does not believe that this environmental matter will impair the future value of Milpitas Town Center in any significant respect, or that the Company will be required to fund any portion of the cost of remediation, although there can be no assurance in this regard. No assurance can be given that these Phase I assessments or the Company's inspections have revealed all environmental liabilities and problems relating to its Properties.

     Certain environmental laws impose liability on a previous owner of property to the extent that hazardous or toxic substances were present during the prior ownership period. A transfer of the property does not relieve an owner of such liability. Thus, the Company may be liable in respect of properties and joint venture interests previously sold or otherwise divested.

     The Company believes that it is in compliance in all material respects with all federal, state and local laws regarding hazardous or toxic substances. To date, compliance with federal, state and local environmental protection regulations has not had a material effect upon the Company. However, there can be no assurance that costs of investigating and remediating environmental matters with respect to properties currently or previously owned by the Company or properties which the Company may acquire in the future, or other expenditures or liabilities (including claims by private parties) resulting from hazardous substances present in, on, under or above such properties or resulting from circumstances or other actions or claims relating to environmental matters, will not have a material adverse effect on the Company and its ability to make distributions to stockholders.

 AMERICANS WITH DISABILITIES ACT COMPLIANCE; GOVERNMENT REGULATION;
  RISK OF INCREASED REGULATORY COMPLIANCE COSTS

     Under the Americans with Disabilities Act (the "ADA"), effective in 1992, all public accommodations and commercial facilities are required to meet certain federal requirements related to access and use by disabled persons. Compliance with the ADA requires removal of access barriers, and noncompliance may result in imposition of fines by the U.S. government or an award of damages to private litigants. Although the Company believes that the Properties are substantially in compliance with these requirements, the Company may in the future incur costs to comply with the ADA with respect to both existing Properties and properties which may be acquired in the future, which could have an adverse effect on the Company and its ability to make distributions to stockholders.

     The Properties are, and properties which the Company may acquire in the future will be, subject to various other federal, state and local regulatory requirements such as local building codes and other similar regulations. Failure to comply with these requirements could result in the imposition of fines by governmental authorities or awards of damages to private litigants. The Company believes that the Properties are currently in substantial compliance with all applicable regulatory requirements, although expenditures at properties owned by the Company may be required to comply with changes in these laws. No material expenditures are contemplated at this time in order to comply with any such laws or regulations; however, there can be no assurance that these requirements will not be changed or that new requirements will not be imposed that would require significant unanticipated expenditures by the Company, which could have an adverse effect on the Company and its ability to make distributions to stockholders. Similarly, changes in laws increasing the potential liability for environmental conditions existing on the Properties may result in significant unanticipated expenditures, which could adversely affect the Company and its ability to make distributions to stockholders.

RISKS OF DEBT FINANCING

  DEPENDENCE ON CREDIT FACILITY AND MORTGAGE FINANCING

     The Credit Facility, which as of September 30, 1996 had an outstanding balance of $30.8 million, permits the Company to borrow and issue letters of credit thereunder. Borrowings under the Credit Facility bear interest at a floating rate and the Company may from time to time incur or assume other indebtedness which bears interest at a floating rate. In the event of interest rate increases, the Company's results of operations may be adversely affected. In that regard, the Company's results of operations for the last several years have benefitted from historically low levels of interest rates and could be adversely affected by the recent rise in interest rates. As of September 30, 1996 the Credit Facility was secured by mortgages on 19 Properties (which Properties collectively accounted for approximately 43% of the Company's annualized base rent as of September 30, 1996), along with the rental proceeds from such Properties. As of September 30, 1996, these 19 properties comprised approximately 41% of the Company's total assets. The Company anticipates that it will pledge properties acquired after the sale of the Shares hereunder as collateral under the Credit Facility. In addition, during 1996, the Company has obtained mortgage loans which, as of September 30, 1996 were in the aggregate principal amount of $25 million. If the Company fails to meet its obligations under the Credit Facility or the aforementioned mortgage loans, or any other debt instruments it may enter into from time to time, including failure to comply with financial covenants, the holders of such indebtedness generally would be entitled to demand immediate repayment of the principal thereof and to foreclose upon any collateral securing such indebtedness.

     The Credit Facility currently expires on July 1, 1999, when the principal amount of all outstanding borrowings must be paid. Since the term of the Credit Facility is limited, the Company's ability to continue to fund acquisitions and provide funds for working capital and other cash needs following the expiration or utilization of the Credit Facility will depend primarily on its ability to obtain additional private or public equity or debt financing.

     The Company is subject to the risks normally associated with debt financing, including the risk that the Company's cash flow from operations will be insufficient to meet required payments of principal and interest, the risk that the Company will not be able to refinance existing indebtedness or that the terms of any such refinancing will not be as favorable as the terms of such indebtedness, and the risk that the Company may be unable to finance future acquisitions or capital expenditures on favorable terms, or at all. In addition, the Company is subject to the risk that its failure to maintain its REIT status may constitute an event of default under the Credit Facility. In addition, the Credit Facility provides that it is an event of default thereunder if Mr. Bedford ceases for any reason to be Chairman or Chief Executive Officer of the Company and a replacement reasonably satisfactory to the lender under the Credit Facility has not been appointed by the Board of Directors within six months thereafter. In addition, default under or acceleration of any debt instrument could, pursuant to cross-default clauses, cause or permit the acceleration of other indebtedness and trigger the right of the holders of the Convertible Preferred Stock, subject to applicable laws regarding distributions, to cause the Company to redeem all of the then outstanding shares of Convertible Preferred Stock at a price of $6.00 per share plus all accrued dividends payable thereon. Any such default or acceleration could have a material adverse effect on the Company and its ability to make distributions to stockholders and to maintain its qualification as a REIT under the Code and could threaten the continued viability of the Company. See "-- Dependence on Key Personnel," and "Description of Capital Stock of the Company -- Convertible Preferred
Stock -- Redemption."

  POLICIES ON INDEBTEDNESS SUBJECT TO CHANGE

     The Company currently has a policy of limiting its total consolidated indebtedness to 50% of the aggregate market value of the outstanding shares of Common Stock on a fully-diluted basis plus the outstanding balance of the Convertible Preferred Stock plus the total consolidated indebtedness of the Company. The organizational documents of the Company, however, do not contain any limitation on the amount or percentage of indebtedness the Company may incur. Accordingly, the Board of Directors could alter its policy of limiting the extent of its borrowing. If this policy were changed, the Company could become more highly leveraged, resulting in an increase in debt service that could adversely affect the Company and its ability to make distributions to stockholders and in increased risk of default on its obligations. Moreover, although the Company will consider factors other than market capitalization in making decisions regarding the incurrence of debt (such as the purchase price of properties to be acquired with debt financing, the estimated market value of properties upon refinancing, and the ability of particular properties and the Company as a whole to generate cash flow to cover expected debt service), there can be no assurance that the aforementioned ratio will be such that the Company, after meeting debt service obligations thereon, would be able to continue to make stockholder distributions at current levels.

REDEMPTION OF THE CONVERTIBLE PREFERRED STOCK

     The Company is required, at the option of the holders of the Convertible Preferred Stock, to redeem the Convertible Preferred Stock on demand of the holders thereof on the occurrence of any one or more of the following: (i) the failure to pay dividends on the Convertible Preferred Stock for two consecutive quarters, (ii) a default in the payment on certain institutional debt, (iii) the failure of the Company to obtain any required consent of the holders of the Convertible Preferred Stock or (iv) the failure to reach certain financial performance levels. The Company could experience substantial difficulty in financing any such redemption and may be required to liquidate a substantial portion of its properties. In addition, it is likely that the resultant financial strain on the Company's capital resources would adversely affect the market price of the Common Stock. See "Description of Capital Stock of the Company -- Convertible Preferred Stock -- Redemption."

REGISTRATION RIGHTS

     After September 18, 1997, BPLP and certain of its transferees have the right to cause the Company to register the shares of Common Stock issuable upon conversion of the Convertible Preferred Stock for sale to the public. In addition, pursuant to a registration rights agreement, Mr. Bedford has the right to require the Company to register up to 250,000 shares under the Securities Act for offer and sale to the public (including by way of an underwritten public offering) and to cause such shares to be included in any registration statement filed by the Company. The right of BPLP and certain of its transferees and Mr. Bedford to register shares of Common Stock (in the case of BPLP, issuable upon conversion of the Convertible Preferred Stock) and sell them in the public market could have a material adverse effect on both the market price for the Common Stock and the Company's ability to raise additional equity capital in the future. See "-- Shares Available for Future Sale," and "Description of Capital Stock of the Company -- Convertible Preferred Stock -- Registration Rights."

RISK OF SUBSTANTIAL DILUTION

     At any time after September 18, 1997, the shares of Convertible Preferred Stock will be convertible, at the option of the holders, into such number of shares of Common Stock as is determined by dividing $6.00 by the conversion price then in effect. The current conversion price is $12.00 per share and, therefore, each share of Convertible Preferred Stock is currently convertible into one-half of one share of Common Stock. See "-- Shares Available For Future Sale." The conversion price is subject to adjustment to provide certain antidilution protection to holders of the Convertible Preferred Stock. Holders of Common Stock could experience substantial dilution in the event that the Company issues a substantial number of additional shares of the Common Stock and/or preferred stock, either upon conversion of the Convertible Preferred Stock, in connection with future acquisitions or otherwise, which issuance could adversely affect the market price of Common Stock. See "Description of Capital Stock of the Company -- Convertible Preferred Stock -- Conversion Rights."

EFFECT OF MARKET INTEREST RATES ON PRICE OF COMMON STOCK

     One of the factors that will influence the market price of the shares of Common Stock in public markets will be the annual yield on the price paid for shares of Common Stock from distributions by the Company. An increase in market interest rates may lead prospective purchasers of the Common Stock to seek a higher annual yield from their investments. Such circumstances may adversely affect the market price of the Common Stock.

CONCENTRATION OF VOTING POWER AND RIGHT TO CONSENT OF THE HOLDERS OF THE CONVERTIBLE PREFERRED STOCK

     The holders of the Convertible Preferred Stock have and will continue to have significant direct and indirect influence over the Company's affairs. Subject to certain limitations, the consent of BPLP or of any transferee holding 50% or more of the outstanding Convertible Preferred Stock will be required for the Company to make substantial investments, to issue substantial amounts of debt, modify executive compensation or employment contracts, or change the Company's business plan. See "Description of the Capital Stock of the Company -- Convertible Preferred Stock -- Protective Provisions." In addition, the budget applicable to the overhead component of the Company's acquisitions and financing expenditures made through Bedford Acquisitions, Inc., a corporation wholly-owned by Mr. Bedford, is subject to the approval of BPLP. As a result, although the Board of Directors and the Company's management will continue to manage the ordinary business affairs of the Company, BPLP will have the ability to exercise a controlling influence over most substantial transactions.

     In addition, the holders of the Convertible Preferred Stock as a class currently have the right to elect two directors. Under certain circumstances, the holders of the Convertible Preferred Stock will be entitled to elect a number of directors constituting a majority of the Board of Directors. Such circumstances include the Company's failure to pay quarterly dividends on the Convertible Preferred Stock in two consecutive quarters or redeem the Convertible Preferred Stock pursuant to a valid demand for redemption, and Mr. Bedford's cessation to serve substantially full-time as Chief Executive Officer of the Company. See "Description of Capital Stock of the Company -- Convertible Preferred Stock -- Redemption." Moreover, the Company may not authorize or create any class or series of equity securities that ranks equal or senior to the Convertible Preferred Stock with respect to the payments of dividends or amounts upon liquidation, dissolution or winding up without the consent of the holders of a majority of the outstanding shares of Convertible Preferred Stock, voting together as a single class. Although each Director is required by the MGCL to perform his duties as a director (i) in good faith, (ii) in a manner he reasonably believes to be in the best interest of the Company and (iii) with the care that an ordinarily prudent person in a like position would use under similar circumstances, the Board of Directors generally owes a fiduciary duty to the Company, there can be no assurance that the interests of BPLP, and indirectly the directors elected by the holders of the Convertible Preferred Stock, will not differ from or conflict with the interests of the holders of Common Stock.

     In addition, upon conversion of the Convertible Preferred Stock into shares of Common Stock, the holders of the Convertible Preferred Stock would have considerable influence with respect to the election of directors and the approval or disapproval of significant corporate actions, since they would hold approximately 26% of all outstanding shares, assuming such conversion took place after the sale of all of the Shares hereunder.

     As of September 30, 1996, BPLP, an affiliate of Aldrich Eastman Waltch, was the sole holder of all outstanding shares of the Convertible Preferred Stock. In view of the substantial influence of the holders of the Convertible Preferred Stock over the Company's affairs, it should be noted that BPLP's interests do not necessarily coincide with those of the holders of the Common Stock and therefore its actions with respect to the Company will not necessarily be in the best interests of the holders of Common Stock. In addition, BPLP's affiliation with Aldrich Eastman Waltch, a national real estate investment adviser whose clients primarily include institutional investors and other affiliates engaged in businesses competitive with the Company, may give rise to a conflict of interest.

     In addition, as of September 30, 1996, Mr. Bedford's beneficial ownership of 1,004,663 shares of Common Stock of the Company (including then-exercisable options to purchase 63,750 shares and options exercisable within sixty days of such date to purchase 10,000 shares) represented approximately 15% of the outstanding shares of Common Stock at that date. Mr. Bedford will be the beneficial owner of the same number of shares after the sale of the Shares, representing approximately 8% of the outstanding shares of Common Stock assuming the sale of all of the Shares. While Mr. Bedford does not and, assuming the sale of all of the Shares, will not have majority control of the Company, he currently has, and likely will continue to have, significant influence with respect to the election of directors and approval or disapproval of significant corporate actions.

EXEMPTION FROM THE MARYLAND BUSINESS COMBINATION LAW

     Under the MGCL, certain "business combinations" (including certain issuances of equity securities) between a Maryland corporation and any person who beneficially owns 10% or more of the voting power of the corporation's shares (an "Interested Shareholder") or an affiliate thereof are prohibited for five years after the date on which the Interested Stockholder becomes an Interested Stockholder unless approved by two super-majority votes of the stockholders unless, among other conditions, the corporation's common stock holders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its common shares. Mr. Bedford and BPLP currently beneficially own more than 10% of the Company's voting shares and would, therefore, be subject to the business combination provisions of the MGCL. However, as permitted by the MGCL, the Board of Directors has elected to exempt any business combination with any person from these provisions of the MGCL. Consequently, unless such exemption is amended or repealed by the Board of Directors, the five-year prohibition and the super majority vote requirements described above will not apply to any business combination between any Interested Stockholder and the Company. As a result, the Company may in the future enter into business combinations with Mr. Bedford, BPLP or other Interested Stockholders, without compliance by the Company with the super majority vote requirements and other provisions of the statute. The exemption from these provisions may be amended or repealed by the Board of Directors at any time, except that the Charter provides that the Company must obtain the consent of certain specified holders of Convertible Preferred Stock before amending or repealing such exemption with respect to BPLP or with respect to the exercise of any redemption right of the Convertible Preferred Stock which may constitute a business combination. See "Certain Provisions of Maryland Law and of the Company's Charter and Bylaws -- Maryland Business Combination Law."

ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS OF THE CHARTER, THE BYLAWS, THE CONVERTIBLE PREFERRED STOCK AND MARYLAND LAW

     The Company's Charter authorizes the Board of Directors to cause the Company to issue additional shares of Common Stock or Preferred Stock and to set the preferences, rights and other terms of such preferred stock without the approval of the holders of the Common Stock. However, the Company must obtain the consent of BPLP or the transferee of BPLP holding more than 50% of the outstanding shares of Convertible Preferred Stock in order to issue certain equity securities and may not authorize or create any class or series of stock that ranks equal or senior to the Convertible Preferred Stock except after approval of such issuance by the affirmative vote of holders of at least a majority of the outstanding shares of Convertible Preferred Stock, voting together as a single class. See "Description of Capital Stock of the Company -- Convertible Preferred Stock -- Protective Provisions" and "Description of Capital Stock of the
Company -- Convertible Preferred Stock -- Ranking." Although the Board of Directors has no intention to issue any shares of Preferred Stock at the present time, it may establish one or more series of Preferred Stock that could, depending on the terms of such series, delay, defer or prevent a transaction or a change in control of the Company.

     The Charter contains other provisions that may delay, defer or prevent a transaction or a change in control of the Company that might involve a premium price for the holders of the Common Stock or otherwise be in the best interests of the stockholders or that could otherwise adversely affect the interests of the holders of the Common Stock, and the Bylaws may be amended by the Board of Directors (subject to the consent of BPLP) to include provisions that would have a similar effect, although the Board presently has no such intention. The Charter provides that the Company must seek the consent of BPLP or the transferee of BPLP holding more than 50% of the outstanding shares of Convertible Preferred Stock before it may, among other actions, merge or consolidate or sell assets with a purchase price of more than $10 million. Additionally, the Charter contains provisions limiting the transferability and ownership of shares of the capital stock of the Company, which may have the effect of delaying, deferring or preventing a transaction or a change in control of the Company that might involve a premium price for the holders of the Common Stock or otherwise be in their best interests or that could have dividend, voting or other rights that could adversely affect the interests of holders of Common Stock. See "Description of Capital Stock of the Company -- Restrictions on Transfer and Ownership of Capital Stock." In addition, the Charter provides that the holders of the shares of Convertible Preferred Stock are entitled to receive $6.30 per share of Convertible Preferred Stock plus accrued and unpaid dividends on the Convertible Preferred Stock (the "Liquidation Preference") in the event of (i) any transaction, including a consolidation or merger or corporate reorganization of the Company, if, immediately after such transaction, the stockholders of the Company (determined prior to such event) hold fifty percent or less in interest of the outstanding voting securities of the surviving corporation, or (ii) a sale of all or substantially all of the assets of the Company or the acquisition of a majority of the outstanding shares of Common Stock of the Company by any person (other than certain specified persons, including Mr. Bedford and affiliates of BPLP). Until the holders of the Convertible Preferred Stock have been paid the Liquidation Preference in full, no payment will be made to any holder of Common Stock upon the liquidation, dissolution or winding up of the Company. See "Description of Capital Stock of the Company -- Convertible Preferred Stock -- Liquidation Preference."

     Although, as described above in "-- Exemption from the Maryland Business Combination Law," the Board of Directors has elected to exempt the Company from the "business combination" provisions of the MGCL, such exemption may be amended or repealed by the Board of Directors at any time, except that the Charter provides that the Company must seek the consent of specified holders of the Convertible Preferred Stock before amending or repealing such resolution with respect to BPLP or with respect to the exercise of any redemption right of the Convertible Preferred Stock which may constitute a business combination. Such action by the Board of Directors would impose the "business combination" restrictions of the MGCL on Interested Stockholders, which could delay, defer or prevent a transaction or change in control of the Company that might involve a premium price for the Company's stock or otherwise be in the best interests of the stockholders or that could otherwise adversely affect the interests of the stockholders.

     In addition, the MGCL restricts the voting rights of shares deemed to be "control shares." Under the MGCL, "control shares" are those which, when aggregated with any other shares held by the acquiror, entitle the acquiror to exercise voting power within specified ranges. Although the Bylaws provide that the control share provisions of the MGCL shall not apply to any acquisition by any person, of shares of stock of the Company, such provision of the Bylaws may be amended or eliminated by the Board of Directors at any time in the future, provided that it obtains the required consent from BPLP and other specified holders of the Convertible Preferred Stock. Moreover, any such amendment or elimination of such provision of the Bylaws may result in the application of the control share provisions of the MGCL not only to control shares which may be acquired in the future, but also to control shares previously acquired. The control share provisions of the MGCL could delay, defer or prevent a transaction or change in control of the Company that might involve a premium price for the Company's stock or otherwise be in the best interests of the stockholders or that could otherwise adversely affect the interests of the stockholders. See "Certain Provisions of Maryland Law and of the Company's Charter and Bylaws."

SHARES AVAILABLE FOR FUTURE SALE

     No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sales, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, may adversely affect the prevailing market price for the Common Stock.

CHANGES IN POLICIES

     The major policies of the Company, including its policies with respect to maintaining its qualification as a REIT and with respect to dividends, acquisitions, debt and investments, are established by the Board of Directors. Although it has no present intention to do so, the Board of Directors may amend or revise these and other policies from time to time without a vote of or notice to the stockholders of the Company (subject to the rights of the holders of the Convertible Preferred Stock). Accordingly, holders of the shares of Common Stock will have no control over changes in policies of the Company, including any policies relating to the payment of dividends or to maintaining qualification as a REIT.

                                USE OF PROCEEDS


     Unless otherwise set forth in the applicable Prospectus Supplement, the Company will issue the Shares or use the net cash proceeds from the sale of the Shares to acquire new properties as suitable opportunities arise, to expand and improve certain properties in the Company's portfolio, to develop new industrial and suburban office properties, to repay certain indebtedness and for general corporate purposes. Pending application of any net proceeds, the Company will invest such proceeds in interest-bearing accounts and short-term, interest-bearing securities, which are consistent with the Company's intention to continue to qualify for taxation as a REIT. Such investments may include, for example, government and governmental agency securities, certificates of deposit and interest-bearing bank deposits.

                  DESCRIPTION OF CAPITAL STOCK OF THE COMPANY

     The following summary of certain terms of the capital stock of the Company and Maryland law does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Charter and Bylaws and Maryland law.

GENERAL

     The Company's Charter provides that the Company may issue up to 15,000,000 shares of Common Stock, 10,000,000 shares of Convertible Preferred Stock, and 10,000,000 shares of Preferred Stock. As of September 30, 1996, there were 6,501,325 shares of Common Stock issued and outstanding and 8,333,334 shares of Convertible Preferred Stock issued and outstanding. Under Maryland law, stockholders generally are not liable for a corporation's debts or obligations solely as a result of their status as stockholders.

COMMON STOCK

     All shares of Common Stock offered hereby will be duly authorized, fully paid and nonassessable. Subject to the preferential rights of the Convertible Preferred Stock and any other shares or series of stock, holders of shares of Common Stock are entitled to receive dividends on such stock if, as and when authorized and declared by the Board of Directors out of assets legally available therefor and to share ratably in the assets of the Company legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding up after payment of or making adequate provision for all debts and liabilities of the Company. See "-- Convertible Preferred
Stock -- Dividends" and "-- Convertible Preferred Stock -- Liquidation Preference."

     Each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders except as provided below regarding the right of the holders of the Convertible Preferred Stock to vote as a single class with respect to the election of a specified number of Directors and certain amendments to the Charter (see "-- Convertible Preferred
Stock -- Voting Rights") and, except as provided with respect to any other class or series of stock, the holders of such shares possess the exclusive voting power. With respect to the election of Directors, the holders of the Convertible Preferred Stock have the right to elect two members of the Board of Directors and, upon the occurrence of certain events, a majority of the members of the Board of Directors, and the holders of shares of Common Stock have the right to elect the remaining Directors. See "-- Convertible Preferred Stock -- Voting Rights -- Election of Directors." There is no cumulative voting in the election of Directors, which means that the holders of a majority of the outstanding voting shares of Common Stock can elect all of such remaining directors standing for election and the holders of the remaining shares of Common Stock will not be able to elect any directors.

     Holders of shares of Common Stock have no preference, conversion, exchange, sinking fund, redemption rights or preemptive rights to subscribe for any securities of the Company.

     Under the MGCL a Maryland corporation cannot dissolve, amend its charter, merge, consolidate, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless such dissolution, amendment, merger, consolidation, sale or share exchange is approved by the affirmative vote of stockholders holding at least two-thirds of the outstanding shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all the votes entitled to be cast on the matter) is set forth in the corporation charter. In addition, as set forth below under the caption "-- Convertible Preferred Stock -- Protective Provisions," the Charter provides that the holders of the Convertible Preferred Stock have the right to consent to specified transactions including, but not limited to, the consolidation or merger of the Company, the issuance of debt in a principal amount in excess of $10 million, the making of new investments, the issuance of specified equity securities and the sale of assets in excess of specified amounts.

CONVERTIBLE PREFERRED STOCK

     As of September 30, 1996, BPLP was the holder of all 8,333,334 outstanding shares of Convertible Preferred Stock. The following summarizes certain rights of BPLP, its affiliates and its transferees under the Charter and the Stock Purchase Agreement between BPLP and the Company.

  RANKING

     The Convertible Preferred Stock ranks senior to the Common Stock with respect to the payment of dividends and amounts upon liquidation, dissolution or winding up of the Company. The Company may not authorize, create or increase the authorized amount of any class or series of equity securities that ranks equal or senior to the Convertible Preferred Stock with respect to the payments of dividends or amounts upon liquidation, dissolution or winding up without the consent of the holders of a majority of the outstanding shares of Convertible Preferred Stock, voting together as a single class.

  DIVIDENDS

     Holders of shares of Convertible Preferred Stock are entitled to receive in each calendar quarter, when and as authorized and declared by the Board of Directors, out of assets of the Company legally available for payment, cumulative dividends in cash in an amount equal to the greater of (i) an amount per share of $.135 and (ii) the dividends payable with respect to such quarter in respect of the Common Stock into which each share of the Convertible Preferred Stock is convertible plus, in both cases, the dividends accumulated but unpaid on the Convertible Preferred Stock. If the holders of the Convertible Preferred Stock have exercised the right to require the Company to redeem such stock and the redemption payment has not been made, then the rate at which dividends accrue will increase to $.165 per share until either the redemption price payable with respect to the Convertible Preferred Stock is paid or the size of the Board is increased to eleven Directors and the holders of the Convertible Preferred Stock elect four Directors to fill the newly-created vacancies on the Board of Directors. See "-- Voting Rights." Dividends on the Convertible Preferred Stock are payable quarterly in arrears, on such dates as the Board of Directors may determine, which shall not be later than the 45th day after the end of the calendar quarter. Dividends began accruing on September 18, 1995 (the date that the Convertible Preferred Stock was issued), and are cumulative from such date, whether or not in any dividend period or periods there are funds of the Company legally available for the payment thereof.

     Dividends may be authorized, declared and paid on shares of Common Stock in any fiscal quarter only if full cumulative dividends have been paid on or authorized and set apart on all shares of Convertible Preferred Stock at such quarterly rates for all prior dividend periods through and including the end of such quarter. In the event that the Company authorizes a distribution payable other than in cash, then the holders of the Convertible Preferred Stock are entitled to a proportionate share of such distribution as though the holders of Convertible Preferred Stock were holders of the number of shares of Common Stock into which the Convertible Preferred Stock is convertible.

     In determining whether a distribution (other than upon voluntary or involuntary liquidation) by dividend (but not by redemption or other acquisition of shares or otherwise) is permitted under the MGCL, amounts that would be needed if the Company were to be dissolved at the time of the distribution to satisfy the preferential rights upon dissolution of holders of the Company's Convertible Preferred Stock and Preferred Stock whose preferential rights upon dissolution are superior to those receiving the distribution shall not be added to the Company's total liabilities.

  LIQUIDATION PREFERENCE

     In the event of a Liquidation Event (as defined below), the holders of shares of Convertible Preferred Stock are entitled to receive $6.30 per share of Convertible Preferred Stock plus an amount per share of Convertible Preferred Stock equal to all dividends (whether or not earned or declared) accrued and unpaid thereon to the date of final distribution to such holders (the "Liquidation Preference"), and no more. See "Risk Factors -- Anti-takeover Effect of the Charter, the Bylaws, the Convertible Preferred Stock and Certain Provisions of Maryland Law."

     Until the holders of the Convertible Preferred Stock have been paid the Liquidation Preference in full, no payment will be made to any holder of Common Stock upon the liquidation, dissolution or winding up of the Company. If, upon the occurrence of a Liquidation Event (as defined below), the assets of the Company, or proceeds thereof, distributable among the holders of the shares of Convertible Preferred Stock are insufficient to pay in full the Liquidation Preference, then such assets, or the proceeds thereof, will be distributed pro rata to the holders of shares of Convertible Preferred Stock in accordance with their respective holdings thereof.

     A "Liquidation Event" is (a) any transaction, including without limitation, a consolidation or merger of the Company (other than the purposes of reincorporation), or other corporate reorganization if, immediately after such transaction, the stockholders of the Company (determined prior to such event) hold fifty percent or less in interest of the outstanding voting securities of the surviving corporation, or (b) a sale of all or substantially all of the assets of the Company to any person or the acquisition of a majority of the outstanding shares of Common Stock of the Company by any person, other than (i) BPLP and its affiliates, (ii) Mr. Bedford, members of his immediate family, or his affiliates, (iii) any person as a result of the conversion of shares of Convertible Preferred Stock, or (iv) any underwriter in either a public or private offering.

  REDEMPTION

     Redemption may be made at the option of the holders of the Convertible Preferred Stock or at the option of the Company under the conditions described below. All redemption payments are to be made in cash, unless the holders of the Convertible Preferred Stock agree, at their sole discretion, to accept some alternative payment. If redemption is prohibited under the MGCL or similar statute, redemption is pro rata to the extent of funds legally available therefor.

     Redemption at Convertible Preferred Stockholders' Option

     On September 18, 1996, the Company became obligated, at the option of the holders of the Convertible Preferred Stock, to redeem the Convertible Preferred Stock of any holder demanding redemption at a price of $6.00 per share plus all accrued and unpaid dividends on the occurrence of any one or more of the following: (a) failure to pay required dividends on the Convertible Preferred Stock for two consecutive quarters, including all dividends accumulated but unpaid for all prior quarters; (b) a default in the payment of principal or interest on any institutional debt (or debts) having an aggregate outstanding balance greater than (i) $5 million for non-recourse debt, and (ii) $2 million for recourse debt (which default, in either case, shall not have been cured by the Company within 30 business days from the time the Company receives written notification of the default); (c) the failure of the Company to obtain the approval of BPLP or a holder of more than 50% of the outstanding shares of the Convertible Preferred Stock prior to completing certain major transactions, as and if required pursuant to the terms of the Charter (see "-- Protective Provisions"); (d) for the calendar year 1996, the Company's Funds Available for Distribution, as defined in the Charter ("FAD"), fail to reach at least a break-even dividend coverage equal to the full dividend payable on the Convertible Preferred Stock; (e) for calendar year 1997, the Company's FAD fails to reach at least a break-even dividend coverage equal to the full dividend payable on the Convertible Preferred Stock and annual dividends on the Common Stock equal to a seven percent (7%) yield on $5.72 (before giving effect to the one-for-two reverse stock split effected on March 29, 1996) (rounded to the nearest whole cent); and (f) for calendar year 1998 and subsequent years, the Company's FAD fails to reach at least a break-even dividend coverage equal to the full dividend payable on the Preferred Stock and dividends on the Common Stock equal to an eight percent (8%) yield on $5.72 (before giving effect to the one-for-two reverse stock split effected on March 29, 1996) (rounded to the nearest whole cent). Because the Convertible Preferred Stock is redeemable at the option of the holder, it is reported separately from the stockholders' equity (i.e., classified as temporary equity) in the Company's consolidated financial statements.

     Redemption at the Option of the Company

     Except as provided with respect to automatic redemption under "-- Automatic Redemption Cancellable at the Option of the Non-Series A Directors," shares of Convertible Preferred Stock are not redeemable by the Company prior to September 18, 1997. At any time thereafter, the Convertible Preferred Stock may be redeemed in whole (but not in part) at the option of the Company. The redemption price is equal to a price calculated by determining an internal rate of return on the Convertible Preferred Stock of 25% per annum (treating the purchase price paid by BPLP as investment "out-flows," and all dividends and other distributions paid on the Convertible Preferred Stock from the date of issuance as "in-flows") for the period from September 18, 1995, until September 18, 1997 and an internal rate of return on the Convertible Preferred Stock of 20% per annum from and after September 18, 1997, until the date of redemption, but not beyond September 18, 2000.

     At any time after September 18, 2000, or at any time prior thereto if there are less than 400,000 shares of Convertible Preferred Stock outstanding, the Convertible Preferred Stock may be redeemed in whole or in part at the option of the Company. The redemption price at such time will be $6.30 per share (declining $.06 in each of the first five full years commencing on September 18, 2000) plus all accrued and unpaid dividends.

     Prior to any redemption by the Company, the holders of Convertible Preferred Stock have the right to convert the Convertible Preferred Stock into Common Stock of the Company provided that the holder of Convertible Preferred Stock shall have surrendered his certificates for conversion and given written notice of the election to convert not later than the close of business on the fifth business day prior to the redemption date.

     Automatic Redemption Cancellable at the Option of the Non-Series A
Directors

     If the right of the holders of the Convertible Preferred Stock to elect the smallest number of Directors constituting a majority of the Board of Directors has been triggered as discussed under "-- Voting Rights," and the holders have elected Directors pursuant to this right, then the Company will be deemed to have approved a redemption at the option of the Company to take place on the date 180 days after such election. However, a majority of the Directors who are not elected by the holders of Convertible Preferred Stock may cancel such a redemption before the end of such 180-day period in their absolute discretion. This automatic redemption provision will have no effect on the ability of a majority of the Board of Directors to effect a redemption at any time following September 18, 1997.

  VOTING RIGHTS

     Except as indicated below with respect to the election of Directors, certain amendments to the Charter and the repeal of the Charter's provisions regarding business combinations, the holders of shares of Convertible Preferred Stock have no voting rights. On those matters for which the holders of the Convertible Preferred Stock have the right to vote, each share is entitled to one vote.

     Election of Directors

     The holders of the Convertible Preferred Stock as a class have the right to elect two Directors. In the event that the number of outstanding shares of Convertible Preferred Stock represents less than 15% but at least 7% of the Company's outstanding shares of Common Stock (calculated on an as-converted basis), then the holders of Convertible Preferred Stock will be entitled to elect only one member of the Board; should such number represent less than 7%, such right to elect Directors will terminate altogether.

     In addition, if (i) the Company has failed in two consecutive quarters to pay in full and in a timely manner the quarterly dividends on the Convertible Preferred Stock (including all dividends accumulated but unpaid for all prior quarters), (ii) Mr. Bedford ceases to serve substantially full-time as Chief Executive Officer of the Company, (iii) Mr. Bedford, his affiliates and members of his immediate family beneficially own fewer than 599,139 shares of Common Stock of the Company, as adjusted for any stock splits or similar transactions, or (iv) the Company fails to pay the full redemption price payable to the holders of a majority of the Convertible Preferred Stock pursuant to a demand for redemption made by the holders of a majority of the Convertible Preferred Stock under circumstances in which the holders of the Convertible Preferred Stock have the right to demand redemption, then immediately thereafter, and regardless of any subsequent cure, the holders of the Convertible Preferred Stock are entitled to elect the smallest number of Directors constituting a majority of the Board of Directors. The number of members of the Board is currently seven. In order to facilitate the effective control of the Board by the holders of the Convertible Preferred Stock, upon the occurrence of any such event, the number of Directors then constituting the Board of Directors of the Company will be increased to eleven, and the holders of the Convertible Preferred Stock will have the exclusive right to elect four persons to fill newly created vacancies on the Board of Directors.

     Senior Securities; Amendments to the Charter

     The approval of holders of a majority of the outstanding shares of Convertible Preferred Stock, voting as a single class, is required in order to amend the Charter in a way that would materially and adversely affect the rights or preferences of the holders of Convertible Preferred Stock or to authorize any class or series of stock having rights equal or senior to the Convertible Preferred Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up of the Company. The right of the holders of the Convertible Preferred Stock to vote on the foregoing matters terminates if the holders of Convertible Preferred Stock hold less than 15% of the Company's outstanding shares of Common Stock (calculated on an as-converted basis).

  CONVERSION RIGHTS

     Shares of Convertible Preferred Stock are convertible at the option of the holder at any time after September 18, 1997 into such number of shares of Common Stock as is determined by dividing $6.00 by the conversion price in respect of the Convertible Preferred Stock (the "Conversion Price"). The current Conversion Price is $12.00 per share. The Conversion Price is subject to adjustment as described below. In addition, the holders of Convertible Preferred Stock have the right to convert the Convertible Preferred Stock into Common Stock prior to any redemption by the Company.

     Fractional shares of Common Stock will not be issued upon conversion but, in lieu thereof, the Company will pay a cash amount equal to the fair market value of such fractional interests as determined in good faith by the Board.

     The Conversion Price is subject to adjustments in the event that the Company issues Additional Stock (as defined below) for consideration which, on a per share basis, is less than the Conversion Price as then in effect. Prior to September 18, 1997, if the Company issues Additional Stock for a consideration per share less than the Conversion Price, then the Conversion Price will be reduced, concurrently with such issue, to a price equal to the consideration per share received by the Company for such Additional Stock. On or after September 18, 1997, if the Company issues Additional Stock for consideration in an amount per share which is less than the Conversion Price, then the Conversion Price will be reduced concurrently with such issue to a price determined by multiplying the prior Conversion Price by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately prior to such issuance, assuming conversion of all outstanding shares of Convertible Preferred Stock at the prior Conversion Price plus the number of shares of Common Stock which the aggregate consideration received by the Company for the total number of shares of Additional Stock so issued would purchase at the prior Conversion Price; and the denominator of which is the number of shares of Common Stock outstanding immediately prior to such issue, assuming conversion of the outstanding shares of Convertible Preferred Stock at the prior Conversion Price plus the number of shares of such Additional Stock so issued. The effect of the foregoing formula is to reduce the Conversion Price in an amount proportionate to the amount by which the Conversion Price exceeds the per share consideration for the Additional Stock, taking into account the amount of Additional Stock issued relative to the total outstanding shares of Common Stock.

     For purposes of the foregoing discussion, "Additional Stock" means all Common Stock issued by the Company after September 18, 1995, other than Common Stock issued or issuable at any time: (a) upon conversion of the Convertible Preferred Stock; (b) upon exercise of options outstanding on September 18, 1995;
(c) upon issue of options granted pursuant to the Company's stock option plans with respect to employees, directors, and consultants of the Company in amounts not exceeding the aggregate reserved for issuance under such plans on September 18, 1995, as increased from time to time upon approval by a majority of the Directors elected by the holders of the Convertible Preferred Stock; (d) upon issue of warrants to underwriters in any firm commitment public offering of securities by the Company; (e) as a dividend or distribution on Convertible Preferred Stock or any subdivision, combination, or consolidation of the Common Stock; or (f) by way of dividend or other distribution on shares of Common Stock the issuance of which was excluded from the definition of Additional Stock by clauses (a) through (e) above, or on shares of Common Stock so excluded.

     The Conversion Price is also subject to adjustment upon certain events, including subdivisions, combinations and consolidation of Common Stock. In addition, in the event that the Company makes a distribution of securities of the Company other than Common Stock, then provision will be made such that holders of the Convertible Preferred Stock will receive, upon conversion thereof, in addition to Common Stock, that amount of securities which they would have received had their shares of Convertible Preferred Stock been converted as of the date of such distribution.

     If the Common Stock issuable upon conversion of the Convertible Preferred Stock is changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), the Conversion Price then in effect will be proportionately adjusted, concurrently with the effectiveness of such reorganization or reclassification, such that the shares of Convertible Preferred Stock are convertible into a number of shares of such other class or classes of stock equivalent to the number of shares of Common Stock that would have been subject to receipt by holders upon conversion of the Convertible Preferred Stock immediately before that change.

  PROTECTIVE PROVISIONS

     The approval of BPLP or any single holder who holds more than 50% of the outstanding shares of Convertible Preferred Stock is required in order for the Company to effect any of the following transactions (the "Major Transactions"):
(i) the consolidation or merger of the Company; (ii) the issuance or modification of any debt in a principal amount which exceeds $10 million; (iii) the making of new investments, including a purchase of real estate operating companies or REITs, with a purchase price equal to or greater than $10 million, or any series of purchases within any 90-day period with aggregate purchase prices exceeding $25 million; (iv) the issuance of any equity securities, other than pursuant to the Company's stock option plans with respect to compensation of employees, directors and consultants, and the issuance of equity securities the proceeds of which will be used to redeem the Convertible Preferred Stock;
(v) the sale of any asset or assets with a sale price in excess of $10 million, or any series of sales within any 90-day period with aggregate sales prices exceeding $25 million; (vi) the modification in any material respect of any executive employment agreement; (vii) the modification of the contract with Bedford Acquisitions regarding the provision of acquisition and financing activities or any other agreement between the Company and Mr. Bedford or any of his affiliates which would make any of the agreements less favorable to the Company; (viii) the termination of the Company's status as a REIT; (ix) any substantial change in the Company's business strategies; (x) permitting Mr. Bedford to cease serving as the substantially full-time chief executive officer of the Company or permitting Mr. Bedford to dispose of his shares of Common Stock so that Mr. Bedford, his affiliates and members of his immediate family beneficially own fewer than 599,139 shares of Common Stock; (xi) the issuance of awards of any shares or options other than those permitted in clause (iv) above; and (xii) any amendment to the resolution of the Board of Directors exempting BPLP and any affiliate thereof from the provisions of the business combination provisions set forth in Section 3-602 of the MGCL, and exempting therefrom any transaction resulting from the exercise of a redemption right of the Convertible Preferred Stock which may constitute a business combination. See "Risk
Factors -- Antitakeover Effect of the Charter, the Bylaws, the Convertible Preferred Stock and Certain Provisions of Maryland Law."

     In order to protect the Company from violating one of the foregoing provisions, Mr. Bedford has entered into an agreement with the Company pursuant to which he has agreed not to sell certain of his shares of Common Stock without prior approval from the Company.

     The foregoing right to approve the Major Transactions remains effective until such time as the total outstanding shares of Convertible Preferred Stock represents less than 15% of the Company's outstanding shares of Common Stock (calculated on an as-converted basis).

     In addition, for so long as the outstanding shares of Convertible Preferred Stock represent at least 15% of the total of (i) the shares of Common Stock outstanding, plus (ii) the shares of Common Stock issuable upon the conversion of the outstanding Convertible Preferred Stock, the Company must obtain the approval of holders of a majority of the outstanding shares of Convertible Preferred Stock prior to filing or assenting to or in any other way participating in the filing of an involuntary petition in bankruptcy or seeking similar protection from creditors under federal or state bankruptcy or insolvency laws.

  RIGHT TO PARTICIPATE IN FUTURE OFFERINGS

     So long as BPLP owns shares of Convertible Preferred Stock which represent 15% or more of the total of (i) the shares of Common Stock outstanding, plus
(ii) the shares of Common Stock issuable upon the conversion of the outstanding Convertible Preferred Stock, BPLP has the right to purchase for cash its pro rata share of each issuance by the Company of New Securities (as defined below), on the same terms and conditions as the New Securities are offered to third parties. "New Securities" means any voting securities sold and issued for cash or cash equivalents other than (i) securities issuable upon conversion of any convertible voting securities; (ii) securities issuable upon exercise of any options or warrants; (iii) securities issuable pursuant to the Directors' Stock Option Plan and the Employee Stock Option Plan of the Company; (iv) securities issuable in consideration of the acquisition of assets or shares of another entity; (v) securities issuable in a firm commitment underwritten public offering; (vi) warrants (or the shares of Common Stock issuable upon exercise thereof) issuable to an underwriter as partial compensation for a firm commitment underwritten public offering; and (vii) securities issuable in connection with any stock split, stock dividend or recapitalization of the Company. Other than BPLP, the holders of the Convertible Preferred Stock will have no preemptive rights with respect to any shares of stock of the Company or any other securities of the Company convertible into or carrying rights or options to purchase any such shares.

  REGISTRATION RIGHTS

     The outstanding shares of Convertible Preferred Stock are not registered under the Securities Act, and accordingly may not be re-offered or re-sold in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements under the Securities Act. Under the Stock Purchase Agreement, certain holders of the Convertible Preferred Stock have the right to request that the Company register the shares of Common Stock issuable upon the conversion of the Convertible Preferred Stock and any Common Stock which may be issued or distributed in respect thereof by way of recapitalization, reclassification, stock dividend, stock split or other distribution ("Registrable Securities"). Any stockholder owning 40% or more of the Registrable Securities that have not been sold to the public has the right, after September 18, 1997, to require the Company to use its best efforts to register under the Securities Act at least 500,000 shares of Registrable Securities for resale in up to five registrations upon demand, but not more than one demand registration in any 12-month period. In addition, the Company has agreed to include in up to four incidental ("piggyback") registrations shares of Common Stock held by BPLP, its affiliates or by any transferee of the registration rights as permitted under the Stock Purchase Agreement (any of which is a "Holder"), provided that the number of shares of Common Stock that such Holder requests to be included is not less than 250,000. If the Company qualifies for the use of Form S-3 as promulgated by the Securities and Exchange Commission, then at any time after September 18, 1997 and prior to September 18, 2002, any Holder has the right to cause the Company to use its best efforts to effect a registration of at least 500,000 shares of the Registrable Securities on behalf of such Holder and other Holders. The registration rights are assignable by any Holder to any transferee acquiring at least 250,000 Registrable Securities. The Company will pay all registration expenses in connection with each registration of Registrable Securities pursuant to the Stock Purchase Agreement. See "Risk Factors -- Registration Rights," "Risk Factors -- Shares Available for Future Sale" and "Shares Available for Future Sale."

  EXEMPTION FROM BUSINESS COMBINATION STATUTE

     The Company has exempted from the provisions of Section 3-602 of the MGCL any "business combination" (as defined in Section 3-601 of the MGCL) between the Company and BPLP or any BPLP Affiliate and any transaction resulting from the exercise of any redemption right of the Convertible Preferred Stock that may constitute a business combination. Such exemption may not be repealed or amended without the consent of BPLP or certain other specified holders of the Convertible Preferred Stock.

ADDITIONAL SERIES OF PREFERRED STOCK

     Shares of Preferred Stock (including any unissued shares of any series of Preferred Stock, to the extent permitted by the terms of such series) may be issued from time to time, in one or more series as authorized by the Board of Directors and subject to the right to consent of certain holders of the Convertible Preferred Stock. See "-- Convertible Preferred Stock -- Ranking" and "-- Convertible Preferred Stock -- Protective Provisions." Prior to issuance of shares of each series, the Board of Directors is required by the MGCL and the Charter to specify the number of shares of Preferred Stock to be included in such series and set the terms, preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such series. Accordingly, the Board of Directors, without approval of the holders of Common Stock, could cause the issuance of one or more series of Preferred Stock that could, depending on the terms of such series, delay, defer or prevent a transaction or change in control of the Company that might involve a premium price for the Common Stock or otherwise be in the best interests of the holders of Common Stock, or that could have dividend, voting or other rights that could adversely affect the interests of holders of Common Stock. See "Risk
Factors -- Anti-takeover Effect of the Charter, the Bylaws, the Convertible Preferred Stock and Certain Provisions of Maryland Law." As of the date hereof, the Company has no present plans to issue any additional series of Preferred Stock.

RESTRICTIONS ON TRANSFER AND OWNERSHIP OF CAPITAL STOCK

  GENERAL

     The Charter provides that the Board of Directors shall use its reasonable best efforts to cause the Company and its stockholders to qualify for federal income tax treatment in accordance with provisions of the Code applicable to a REIT. In furtherance of the foregoing, the Charter further provides that the Board of Directors shall use its reasonable best efforts to take such actions as are necessary and may take such actions, as in its sole judgment and discretion are desirable, to preserve the status of the Company as a REIT; provided, however, that if the Board of Directors determines that it is no longer in the best interests of the Company for the Company to continue to qualify as a REIT, the Board of Directors may revoke or otherwise terminate the Company's election to be taxed as a REIT.

  LIMITATION ON TRANSFER OF CAPITAL STOCK

     For the Company to qualify as a REIT under the Code, the Company must, among other things, satisfy the Five or Fewer Requirement and 100 Stockholder Requirement. See "Federal Income Tax Considerations." To reduce the risk that the Company would fail to meet these requirements, the Charter places limitations on the transferability of the Company's stock.

     Subject to certain exceptions, no holder is permitted to own, either actually or constructively under the applicable attribution rules of the Code, more than five percent (in value) of the aggregate of the outstanding shares of stock of the Company (the "Aggregate Stock Ownership Limit") or more than five percent (in number or value, whichever is more restrictive) of the outstanding shares of Common Stock (the "Common Stock Ownership Limit"). In addition to either of the foregoing ownership limits, no holder is permitted to own, either actually or constructively under the applicable attribution rules of the Code, any shares of any class of the Company's stock if such ownership or acquisition
(i) would cause more than 50% in value of the Company's outstanding stock to be owned, either actually or constructively under the applicable attribution rules of the Code, by five or fewer individuals (as defined in the Code to include certain entities) or (ii) would result in the Company's stock being beneficially owned by less than 100 persons (determined without reference to any rules of attribution). Acquisition or ownership (actual or constructive) of the Company's stock in violation of these restrictions results in automatic transfer of such stock to a trust for the benefit of a charitable beneficiary or, under certain specified circumstances, the violative transfer may be deemed void ab initio or the Company may choose to redeem the violative shares.

     As noted above, if any transfer of stock occurs which, if effective, will result in any person (a "Prohibited Owner") beneficially or constructively owning (under the applicable attribution rules of the Code) shares of stock in excess of an applicable ownership restriction, such shares will be automatically transferred to a trust for the benefit of a charitable beneficiary, effective as of the close of business on the business day prior to the date of the purported transfer to the Prohibited Owner. While such shares of stock are held in trust, the trustee will have all voting rights with respect to such shares, and all dividends or distributions paid on such shares will be paid to the trustee of the trust for the benefit of the charitable beneficiary (any dividend or distribution paid on such stock prior to the discovery by the Company that such shares have been automatically transferred to the trust will, upon demand, be paid over to the trustee for the benefit of the charitable beneficiary). Within 20 days of receiving notice from the Company of the transfer of shares to the trust, the trustee of the trust will be required to sell the shares held in the trust to a person, designated by the trustee, who may own such shares without violating the ownership restrictions (a "Permitted Holder"). Upon such sale, the price paid for the shares by the Permitted Holder will be distributed to the Prohibited Owner to the extent of the lesser of (i) the price paid by the Prohibited Owner for the share or, if the Prohibited Owner did not give value for the above (e.g., in the case of a gift, devise or other such transaction), the market price (as defined in the Charter) on the date of the event which caused the shares to be held in trust and (ii) the price received by the Trustee from the sale or other disposition of shares. Any net sales proceeds in excess of this amount will be paid immediately to the charitable beneficiary.

     The Charter exempts Mr. Bedford and BPLP from the Aggregate Stock Ownership Limit and the Common Stock Ownership Limit and creates separate ownership limitations for each of these two parties. Mr. Bedford is limited to the ownership, either actual or constructive under the applicable attribution rules of the Code, of no more than 15% of the lesser of the number or value of the outstanding shares of Common Stock, as adjusted to take into account the conversion of the 8,333,334 shares of Convertible Preferred Stock. BPLP is limited to the ownership, either actual or constructive under the applicable attribution rules of the Code, of 100% of the outstanding shares of the Convertible Preferred Stock and 58% of the lesser of the number or value of outstanding shares of Common Stock, as adjusted to take into account the conversion of the 8,333,334 shares of Convertible Preferred Stock. If shares of the Convertible Preferred Stock are redeemed pursuant to the redemption rights of the Convertible Preferred Stock, the percentage limit applicable to Mr. Bedford increases automatically so as to permit his continued ownership after the redemption of the number of shares of Common Stock that he was permitted to own pursuant to his ownership limitation immediately prior to the redemption, and BPLP's ownership limitation percentage with respect to shares of Common Stock decreases by the same amount of Mr. Bedford's increase.

     In addition, the Charter permits the Board of Directors to waive, under certain conditions, the Aggregate Stock Ownership Limit and the Common Stock Ownership Limit for other stockholders as to any class or series of the outstanding stock of the Company and to establish an ownership limitation relating to such stockholders' stock ownership. The Company has agreed in the Stock Purchase Agreement that it will not unreasonably withhold its consent to any transfer by BPLP, provided that the proposed transferee supplies such reasonable representations and undertakings as appropriate to ensure that the transfer will not cause the Company to lose its status as a REIT.

     If the Board of Directors at any time determines in good faith that a transfer or other event has taken place that results in a violation of the above-described ownership limits or that a person intends to acquire or has attempted to acquire constructive or beneficial ownership of stock of the Company in violation of the above described limits, the Board of Directors is required to take such action as it deems advisable to refuse to give effect or to prevent such transfer or other event, including but not limited to causing the Company to repurchase stock, refuse to give effect to such ownership or acquisition on the books of the Company or instituting proceedings to enjoin such transfer or event.

     The constructive ownership rules are complex and may cause Common Stock or Convertible Preferred Stock owned beneficially or constructively by a group of related individuals and/or entities to be constructively owned by one individual or entity. As a result, the acquisition of less than five percent of the number or value of outstanding Common Stock or of less than five percent of the value of outstanding Convertible Preferred Stock (or the acquisition of an interest in an entity which owns Common Stock or Convertible Preferred Stock) by an individual or entity could cause that individual or entity (or another individual or entity) to constructively own Common Stock or Convertible Preferred Stock in excess of the limits described above, and thus subject such stock to the Common Ownership Limit or the Aggregate Stock Ownership Limit set forth in the Charter.

     The Charter also requires all persons who own five percent (or such lower percentage as required by the Code or the Treasury Regulations promulgated thereunder which, in the case of the Company, is one percent) of the outstanding shares of the stock of the Company to file each year a completed questionnaire with the Company containing information regarding their ownership of such shares, as set forth in the Treasury Regulations. In addition, upon demand, each beneficial or constructive owner of stock of the Company is required to disclose to the Company in writing such information as the Company in good faith deems necessary to determine the Company's status as a REIT or to comply with the requirements of any taxing authority or governmental agency or to determine such compliance.

  LIMITATIONS ON TRANSFER OF CONVERTIBLE PREFERRED STOCK

     The terms of the Convertible Preferred Stock prohibit anyone from owning Convertible Preferred Stock, and permit the Company to invalidate any transfer of Convertible Preferred Stock, if the Company's Board of Directors, in good faith, concludes that any such ownership or transfer will or could result in the Company's losing its REIT status. In addition, the following are prohibited from purchasing or holding shares of Convertible Preferred Stock or holding shares of Common Stock issued on conversion of Convertible Preferred Stock (but only so long as such Common Stock is a "restricted security" as defined in Rule 144):
(i) individuals, (ii) pension plans in which five or fewer individuals own more than 50% of the actuarial interests, (iii) trusts described in Code section 501(c)(17) that are part of a plan providing for the payment of supplemental unemployment benefits, (iv) charitable foundations that are private foundations described in Code section 509(a), (v) portions of a trust described in Code section 642(c) that are permanently set aside or to be used exclusively to make charitable contributions, (vi) a corporation with respect to which the stock ownership requirement of Code section 542(a)(2) is met (generally five or fewer individuals -- which includes the entities described above -- directly or through attribution own more than 50% of the value of the corporation's outstanding stock), and (vii) partnerships or trusts that directly, or through other partnerships or trusts, are more than 50% owned by individuals or the entities described above. Under appropriate circumstances, the Board of Directors may waive one or more of the foregoing restrictions.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock and the Convertible Preferred Stock is Chemical Mellon Shareholder Services LLC.

                 CERTAIN PROVISIONS OF MARYLAND LAW AND OF THE
                          COMPANY'S CHARTER AND BYLAWS

     The following summary of certain provisions of Maryland law and of the Charter and Bylaws of the Company does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and the Charter and Bylaws of the Company. Copies of the Charter and Bylaws may be obtained as described under "Available Information."

MARYLAND BUSINESS COMBINATION LAW

     Under the MGCL, certain "business combinations" (including certain issuances of equity securities) between a Maryland corporation and any person who beneficially owns 10% or more of the voting power of the corporation's shares (an "Interested Shareholder") or an affiliate thereof are prohibited for five years after the date on which the Interested Stockholder becomes an Interested Stockholder unless approved by two super-majority votes of the stockholders unless, among other conditions, the corporation's common stock holders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its common shares. Mr. Bedford and BPLP currently beneficially own more than 10% of the Company's voting shares and would, therefore, be subject to the business combination provisions of the MGCL. However, as permitted by the MGCL, the Board of Directors has elected to exempt any business combination with any person from these provisions of the MGCL. Consequently, unless such exemption is amended or repealed by the Board of Directors, the five-year prohibition and the super majority vote requirements described above will not apply to any business combination between any Interested Stockholder and the Company. As a result, the Company may in the future enter into business combinations with Mr. Bedford, BPLP or other Interested Stockholders, without compliance by the Company with the super majority vote requirements and other provisions of the statute. The exemption from these provisions may be amended or repealed by the Board of Directors at any time, except that the exemption may not be repealed or amended with respect to BPLP, BPLP affiliates, and certain transactions involving the redemption of the Convertible Preferred Stock. See "Certain Provisions of Maryland Law and of the Company's Charter and Bylaws -- Maryland Business Combination Law." Such action by the Board of Directors would impose the restrictions of the business combination provisions of the MGCL on the Company, which could delay, defer or prevent a transaction or change in control of the Company that might involve a premium price for the Company's stock or otherwise be in the best interest of the stockholders or that could otherwise adversely affect the interests of the stockholders.

CONTROL SHARE ACQUISITIONS

     The MGCL also provides that "control shares" (defined below) of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror, by officers or by directors who are employees of the corporation. The control share provisions of the MGCL do not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the corporation's charter or bylaws. The Bylaws of the Company currently contain a provision exempting from the control share provisions of the MGCL any and all acquisitions by any person of the Company's shares of stock and, as a result, the control share provisions currently do not apply to the Company. There can be no assurance, however, that such provision will not be amended or eliminated by the Board of Directors (subject to the consent of the holders of the Convertible Preferred Stock required by the Charter) at any time in the future.

     "Control shares" are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquiror, or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more of all voting power. Thus, if an acquisition of control shares within one range is approved by stockholders and is followed by an acquisition of additional control shares by the same person that results in the total number of control shares owned by that person being in a higher range, then voting rights for the additional shares in excess of the previously approved range would also have to be approved by the stockholders. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

     A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

     If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of the stockholders meeting at which the voting rights of such shares were considered and not approved. If voting rights for control shares are approved at the stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

     As stated above, the control share provisions of the MGCL do not currently apply to the Company because the Bylaws of the Company contain a provision exempting from the control share provisions of the MGCL any and all acquisitions by any person of the Company's shares of stock. There can be no assurance, however, that such provision will not be amended or eliminated by the Board of Directors (subject to the consent of the holders of the Convertible Preferred Stock required by the Bylaws) at any time in the future. Moreover, any amendment or elimination of such provision of the Bylaws may result in the application of the control share provisions of the MGCL not only to shares which may be acquired in any future control share acquisitions, but also to shares acquired in prior control share acquisitions. The potential for such application of the control share provisions of the MGCL could delay, defer or prevent a transaction or change in control of the Company that might involve a premium price for the Company's stock or otherwise be in the best interest of the stockholders.

INTERESTED DIRECTOR TRANSACTIONS

     The MGCL provides that a contract or other transaction between a corporation and any of its directors or between a corporation and any other entity in which any of its directors is a director or has a material financial interest is not void or voidable by reason of (i) such common directorship or interest; (ii) the presence of the director if: (i) the fact of the common directorship or interest is disclosed or known to the board of directors and the board of directors ratifies or approves the contract or transaction by the affirmative vote of a majority of its disinterested directors; (ii) the fact of the common directorship or interest is disclosed or known to the stockholders entitled to vote, and the contract or transaction is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote, other than the votes of shares owned of record or beneficially by the interested director or corporation; or (iii) the contract or transaction is fair and reasonable to the corporation. In addition, the Company's Charter contains a provision for approval by the disinterested directors that is substantially similar to the provision of the MGCL referred to in clause (i) of the preceding sentence.

AMENDMENTS TO THE CHARTER AND BYLAWS

     The Charter provides generally that its provisions may be amended only by the affirmative vote of a majority of all the votes entitled to be cast on the matter. However, the approval of holders of a majority of the outstanding shares of Convertible Preferred Stock, voting as a single class, is required in order to amend the Charter in a way that would materially and adversely affect the rights or preferences of the holders of Convertible Preferred Stock or to authorize any class or series of stock having rights equal or senior to the Convertible Preferred Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up of the Company. See "Description of Capital Stock of the Company -- Convertible Preferred Stock -- Voting Rights."

     The Bylaws provide that the Board of Directors has the exclusive power to adopt, alter or repeal any provision of the Bylaws and to make new Bylaws, except as provided with respect to the provision regarding the exemption from the control share provisions of the MGCL, in which case consent of the holders of the Convertible Preferred Stock is necessary to amend or repeal.

THE BOARD OF DIRECTORS

     The Bylaws provide that the number of Directors of the Company may be established by a majority of the entire Board of Directors but may not be fewer than the minimum required by the MGCL nor more than 15, and at least one-half of the Board of Directors shall consist of Independent Directors. The Bylaws define "Independent Director" as a director who is not an employee or consultant of the Company. Any vacancy on the Company's Board of Directors for any cause other than an increase in the number of Directors shall be filled by a majority of the remaining Directors (although such majority is less than a quorum). However, any vacancy that arises because an Independent Director ceases to be a Director of the Company will be filled by the selection of a successor Director by a majority vote of the remaining Independent Directors (although less than a quorum). Any vacancy on the Board created by an increase in the number of Directors may be filled by a majority vote of the entire Board of Directors, except that a vacancy which is required to be filled by an Independent Director pursuant to the Company's Bylaws will be filled by a majority vote of the Board of Directors' remaining Independent Directors (although less than a quorum). The Bylaws provide that an individual so elected as a Director will hold office for the unexpired term of the Director he is replacing. The holders of the Convertible Preferred Stock have certain rights with respect to the election of Directors. See "Description of Capital Stock of the Company -- Convertible Preferred Stock -- Voting Rights."

ADVANCE NOTICE OF DIRECTOR NOMINATIONS AND NEW BUSINESS

     The Bylaws of the Company provide that (a) with respect to an annual meeting of stockholders, nominations of persons for election to the Board of Directors and the proposal of business to be considered by stockholders may be made only (i) pursuant to the Company's notice of meeting, (ii) by or at the discretion of the Board of Directors or (iii) by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in the Bylaws and (b) with respect to special meetings of stockholders, only the business specified in the Company's notice of meeting may be brought before the meeting of stockholders, and nominations of persons for election to the Board of Directors may be made only (i) pursuant to the Company's notice of meeting, (ii) by or at the discretion of the Board of Directors or (iii) provided that the Board of Directors has determined that Directors shall be elected at such meeting, by a stockholder who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in the Bylaws. The foregoing provisions of the Company's Bylaws could delay, defer or prevent a transaction or a change in control of the Company that might involve a premium price for the Common Stock or the Convertible Preferred Stock.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general summary of the material federal income tax considerations associated with an investment in the Common Stock offered hereby. Shearman & Sterling, counsel to the Company, has reviewed the following discussion and is of the opinion that it fairly summarizes the federal income tax considerations that are likely to be material to a holder of Common Stock. The following discussion is not exhaustive of all possible tax considerations and is not tax advice. Moreover, this summary does not deal with all tax aspects that might be relevant to a particular prospective stockholder in light of his or her personal circumstances; nor does it deal with particular types of stockholders that are subject to special treatment under the Code, such as insurance companies, financial institutions and broker-dealers. The Code provisions governing the federal income tax treatment of REITs are highly technical and complex, and this summary is qualified in its entirety by the applicable Code provisions, rules and Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof. The following discussion and the opinions of Shearman & Sterling are based on current law.

     EACH PROSPECTIVE PURCHASER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR WITH RESPECT TO SUCH PURCHASER'S SPECIFIC FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF THE PURCHASE, HOLDING AND SALE OF COMMON STOCK OF THE COMPANY.

FEDERAL INCOME TAXATION OF THE COMPANY

     The Company believes that, commencing with its taxable year ending December 31, 1985, it was organized and has operated in such a manner as to qualify for taxation as a REIT under the Code, and the Company intends to continue to operate in such a manner, but no assurance can be given that it will operate in a manner so as to qualify or remain qualified. The Company has not and does not intend to request a ruling from the IRS as to its status as a REIT. Based on various assumptions and factual representations made by the Company, in the opinion of Shearman & Sterling, counsel to the Company, the Company was organized in conformity with the requirements for qualification as a REIT, the Company has operated so as to qualify as a REIT since its taxable year ended December 31, 1993 (which such counsel believes is the Company's earliest taxable year which is within the normal period for federal tax audit), and the Company's proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT under the Code. Such qualification depends upon the Company's ability to meet the various requirements imposed under the Code through actual operations, as discussed below, and no assurance can be given that actual operations will meet these requirements. The opinion of Shearman & Sterling is not binding on the IRS. The opinion of Shearman & Sterling also is based upon existing law, the Treasury Regulations, currently published administrative positions of the IRS and judicial decisions, which are subject to change either prospectively or retroactively. In addition, as discussed under "Risk Factors -- Tax Risks; Risks Associated with REIT Status," for tax year 1993 (and possibly for certain prior years which such counsel believes are outside the normal period for federal tax audit) it is uncertain whether the Company properly requested the written statements required by the Treasury Regulations concerning the ownership of its stock by certain stockholders of record (the "Stockholder Polling Requirements") from certain clearing organizations holding Common Stock as nominees for the beneficial owners of such shares. However, the Company did employ stockholder polling procedures for tax year 1993 which it believes went beyond what is required by the Treasury Regulations in providing stockholder ownership information for purposes of determining whether the Company satisfied the Five or Fewer Requirement (defined below under the caption "-- Requirements for Qualification"). In that regard, the Company has received an opinion of Shearman & Sterling to the effect that, based on various assumptions and factual representations made by the Company, the Company has not, by virtue of the Stockholder Polling Requirements, failed to qualify as a REIT with respect to tax year 1993.

     If the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on that portion of its ordinary income or capital gain that is currently distributed to stockholders. The REIT provisions of the Code generally allow a REIT to deduct dividends paid to its stockholders. This deduction for dividends paid to stockholders substantially eliminates the federal "double taxation" on earnings

(once at the corporate level and once again at the stockholder level) that usually results from investments in a corporation.

     The Company, however, will be subject to federal income tax, as follows: first, the Company will be taxed at regular corporate rates on its undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax." Third, if the Company has net income from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property other than foreclosure property held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy either the 75% or 95% gross income test (discussed below) but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which the Company fails the 75% or 95% test, multiplied by a fraction intended to reflect the Company's profitability. Sixth, if the Company fails to distribute during each year at least the sum of (i) 85% of its REIT ordinary income for such year,
(ii) 95% of its REIT capital gain net income for such year and (iii) any undistributed taxable income from prior periods, the Company will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if the Company should acquire any asset from a C corporation (i.e., a corporation generally subject to full corporate-level tax) in a carryover-basis transaction and the Company subsequently recognizes gain on the disposition of such asset during the ten-year period (the "Recognition Period") beginning on the date on which the asset was acquired by the Company, then, to the extent of the excess of (a) the fair market value of the asset as of the beginning of the applicable Recognition Period over (b) the Company's adjusted basis in such asset as of the beginning of such Recognition Period (the "Built-In Gain"), such gain will be subject to tax at the highest regular corporate rate, pursuant to guidelines issued by the IRS (the "Built-In Gain Rules").

REQUIREMENTS FOR QUALIFICATION

     To qualify as a REIT, the Company must elect to be so treated and must meet the requirements, discussed below, relating to the Company's organization, sources of income, nature of assets and distributions of income to stockholders.

  ORGANIZATIONAL REQUIREMENTS

     The Code defines a REIT as a corporation, trust or association: (i) that is managed by one or more directors or trustees, (ii) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest, (iii) that would be taxable as a domestic corporation but for the REIT requirements, (iv) that is neither a financial institution nor an insurance company subject to certain provisions of the Code, (v) the beneficial ownership of which is held by 100 or more persons (the "100 Stockholder Requirement"), and (vi) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, through the application of certain attribution rules, by five or fewer individuals (as defined in the Code to include certain entities) (the "Five or Fewer Requirement"). In addition, certain other tests, described below, regarding the nature of its income and assets also must be satisfied. The Code provides that conditions (i) through (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months or during a proportionate part of a taxable year of less than 12 months. For purposes of conditions (v) and (vi), pension funds and certain other tax-exempt entities are treated as individuals, subject to a "look-through" exception in the case of condition (vi).

     In order to protect the Company from a concentration of ownership of its stock that would cause the Company to fail the Five or Fewer Requirement or the 100 Stockholder Requirement, the Charter of the Company provides that no holder is permitted to own, either actually or constructively under the applicable attribution rules of the Code, more than 5% (in value) of the aggregate outstanding shares of all classes of stock of the Company or more than 5% (in number or value, whichever is more restrictive) of the outstanding shares of Common Stock, with certain exceptions. In addition, no holder is permitted to own, either actually or constructively under the applicable attribution rules of the Code, any shares of any class of the Company's stock if such ownership would cause more than 50% in value of the Company's outstanding stock to be owned by five or fewer individuals or would result in the Company's stock being beneficially owned by less than 100 persons (determined without reference to any rule of attribution). See "Description of Capital Stock of the Company -- Restrictions on Transfer and Ownership of Capital Stock." In addition, certain investors will be prohibited from purchasing or holding shares of Convertible Preferred Stock or holding shares of Common Stock issued on conversion of the Convertible Preferred Stock (but only so long as such Common Stock is a "restricted security" as defined in Rule 144). See "Description of Capital Stock of the Company -- Restrictions on Transfer and Ownership of Capital Stock." In rendering its opinion that the Company has operated so as to qualify, and its proposed method of operation will enable it to qualify, as a REIT, Shearman & Sterling is relying on the representation of the Company that the ownership of its stock has satisfied and will satisfy the Five or Fewer Requirement and the 100 Stockholder Requirement; and Shearman & Sterling expresses no opinion as to whether, as a matter of law, the provisions contained in the Charter or the additional ownership restrictions imposed on the Convertible Preferred Stock will preclude the Company from failing the Five or Fewer Requirement or the 100 Stockholder Requirement.

     In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. The Company has a calendar year taxable year.

     The Company owns and operates a number of properties through subsidiaries. Under the Code, a corporation which is a "qualified REIT subsidiary" is not treated as a separate corporation; rather, all assets, liabilities and items of income, deduction, and credit of a "qualified REIT subsidiary" are treated as assets, liabilities and such items (as the case may be) of the REIT. Thus, in applying the requirements described herein, the Company's "qualified REIT subsidiaries" will be ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiaries will be treated as assets, liabilities and items of the Company. While this summary generally does not address state tax consequences, some states may not recognize a "qualified REIT subsidiary", which could cause a subsidiary to be taxed or could cause the Company to fail to qualify as a REIT under such state law.

  INCOME TESTS

     To maintain qualification as a REIT, three gross income requirements must be satisfied annually. First, at least 75% of the Company's gross income, excluding gross income from certain dispositions of property held primarily for sale to customers in the ordinary course of a trade or business ("prohibited transactions") for each taxable year, must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of the Company's gross income (excluding gross income from "prohibited transactions") for each taxable year must be derived from such real property investments and from dividends, interest and gain from the sale or disposition of stock or securities or from any combination of the foregoing. Third, short-term gain from the sale or other disposition of stock or securities, gain from "prohibited transactions" and gain from the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the Company's gross income (including gross income from prohibited transactions) for each taxable year.

     Rents received or deemed to be received by the Company will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent generally must not be based in whole or in part on the income or profits of any person. An amount received or accrued generally will not be excluded from the term "rents from real property," however, solely by reason of being based on a fixed percentage or percentages of receipts of sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the REIT, or a direct or constructive owner of 10% or more of the REIT, directly or constructively owns 10% or more of such tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as "rents from real property." Fourth, for rents to qualify as "rents from real property" the REIT must not operate or manage the property or furnish or render services to tenants, other than through an "independent contractor" who is adequately compensated and from whom the REIT does not derive any income; provided, however, that a REIT may provide services with respect to its properties and the income will qualify as "rents from real property" if the services are "usually or customarily rendered" in connection with the rental of room or other space for occupancy only and are not otherwise considered "rendered to the occupant."

     The Company has not and does not anticipate that it will in the future charge rent that is based in whole or in part on the income or profits of any person (except by reason of being based on a fixed percentage or percentages of receipts of sales consistent with the rule described above). The Company has not and does not anticipate that it will in the future derive rent attributable to personal property leased in connection with real property that exceeds 15% of the total rents.

     The term "interest" generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the income or profits of any person. An amount received or accrued generally will not be excluded from the term "interest," however, solely by reason of being based on a fixed percentage or percentages of receipts or sales.

     If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for that year if it is eligible for relief under certain provisions of the Code. These relief provisions will be generally available if (i) the Company's failure to meet these tests was due to reasonable cause and not due to willful neglect, (ii) the Company attaches a schedule of the sources of its income to its federal income tax return and (iii) any incorrect information on the schedule is not due to fraud with intent to evade tax. It is not possible, however, to state whether, in all circumstances, the Company would be entitled to the benefit of these relief provisions. For example, if the Company fails to satisfy the gross income tests because nonqualifying income that the Company intentionally incurs exceeds the limits on such income, the IRS could conclude that the Company's failure to satisfy the tests was not due to reasonable cause. As discussed above in "-- Federal Income Taxation of the Company," even if these relief provisions apply, a tax would be imposed with respect to the excess net income. No similar mitigation provision provides relief if the Company fails the 30% income test; and in such case, the Company will cease to qualify as a REIT. See "Risk
Factors -- Tax Risks; Risks Associated with REIT Status -- Adverse Consequences of the Failure to Maintain Qualification as a REIT."

  ASSET TESTS

     At the close of each quarter of its taxable year, the Company also must satisfy three tests relating to the nature and diversification of its assets. First, at least 75% of the value of the Company's total assets must be represented by real estate assets, cash, cash items and government securities. Second, no more than 25% of the Company's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets, and the Company may not own more than 10% of any one issuer's outstanding voting securities.

     After initially meeting the asset tests at the close of any quarter, the Company will not lose its status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. The Company has maintained and intends in the future to maintain adequate records of the value of its assets to ensure compliance with the asset tests and to take such other actions within 30 days after the close of any quarter as may be required to cure any noncompliance.

  ANNUAL DISTRIBUTION REQUIREMENTS

     In order to be taxed as a REIT, the Company is required to distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to (a) the sum of (i) 95% of the Company's "REIT taxable income" (computed without regard to the dividends-paid deduction and the Company's net capital gain) and (ii) 95% of the net income, if any, from foreclosure property in excess of the special tax on income from foreclosure property, minus (b) the sum of certain items of non-cash income. Such distributions must be paid in the taxable year to which they relate or in the following taxable year if declared before the Company timely files its federal income tax return for such year and if paid on or before the first regular dividend payment after such declaration. Even if the Company satisfies the foregoing distribution requirements, to the extent that the Company does not distribute all of its net capital gain or "REIT taxable income," as adjusted, it will be subject to tax thereon at regular capital gains or ordinary corporate tax rates. Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (a) 85% of its ordinary income for that year, (b) 95% of its capital gain net income for that year and (c) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. In addition, during its Recognition Period, if the Company disposes of any asset subject to the Built-In Gain Rules, the Company will be required, pursuant to guidance issued by the IRS, to distribute at least 95% of the Built-In Gain (after tax), if any, recognized on the disposition of the asset.

     It is expected that the Company's REIT taxable income will continue to be less than its cash flow due to the allowance of depreciation and other non-cash charges in computing REIT taxable income. Accordingly, the Company anticipates that it will generally have sufficient cash or liquid assets to enable it to satisfy the 95% distribution requirement. It is possible, however, that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the 95% distribution requirement or to distribute such greater amount as may be necessary to avoid income and excise taxation, as a result of timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at taxable income of the Company, or as a result of nondeductible expenses such as principal amortization or repayments, or capital expenditures in excess of non-cash deductions. In the event that such timing differences occur, the Company may find it necessary to seek funds through borrowings or the issuance of equity securities (there being no assurance that it will be able to do so) or, if possible to pay taxable stock dividends in order to meet the dividend requirement.

     Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends. The Company will, however, be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

FAILURE TO QUALIFY

     If the Company fails to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. In such event, to the extent of current or accumulated earnings and profits, all distributions to stockholders will be dividends, taxable as ordinary income; and subject to certain limitations of the Code, corporate distributees may be eligible for the dividends-received deduction. Unless the Company is entitled to relief under specific statutory provisions, the Company also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief. For example, if the Company fails to satisfy the gross income tests because nonqualifying income that the Company intentionally incurs exceeds the limit on such income, the IRS could conclude that the Company's failure to satisfy the tests was not due to reasonable cause and disallow relief on that basis. See "Risk Factors -- Tax Risks; Risks Associated with REIT
Status -- Adverse Consequences of the Failure to Maintain Qualification as a REIT."

TAXATION OF U.S. STOCKHOLDERS

     As used herein, the term "U.S. Stockholder" means a holder of Common Stock that for United States federal income tax purposes (a) is a citizen or resident of the United States, (b) is a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof or (c) is an estate or trust, the income of which is subject to United States federal income taxation regardless of its source. For any taxable year for which the Company qualifies for taxation as a REIT, amounts distributed to taxable U.S. Stockholders will be taxed as follows.

  DISTRIBUTIONS GENERALLY

     Distributions to U.S. Stockholders, other than capital gain dividends discussed below, will constitute dividends up to the amount of the Company's current or accumulated earnings and profits and will be taxable to the stockholders as ordinary income. For purposes of determining whether distributions are out of current or accumulated earnings and profits, the earnings and profits of the Company will be allocated first to the Company's Preferred Stock, and then allocated to the Common Stock. These distributions are not eligible for the dividends-received deduction for corporations. To the extent that the Company makes a distribution in excess of its current or accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital, reducing the tax basis in the U.S. Stockholder's Common Stock, and the distribution in excess of a U.S. Stockholder's tax basis in its Common Stock will be taxable as gain realized from the sale of its Common Stock. Dividends declared by the Company in October, November or December of any year payable to a stockholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the stockholder on December 31 of the year, provided that the dividend is actually paid by the Company during January of the following calendar year. Stockholders may not include on their own federal income tax returns any losses of the Company.

     The Company will be treated as having sufficient earnings and profits to treat as a dividend any distribution by the Company up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed in "-- Federal Income Taxation of the Company" above. Moreover, any "deficiency dividend" will be treated as an ordinary or capital gain dividend, as the case may be, regardless of the Company's earnings and profits. As a result, stockholders may be required to treat certain distributions that would otherwise result in a tax-free return of capital as taxable dividends.

  CAPITAL GAIN DIVIDENDS

     Dividends to U.S. Stockholders that are properly designated by the Company as capital gain dividends will be treated as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain) for the taxable year without regard to the period for which the stockholder has held his stock. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Capital gain dividends are not eligible for the dividends-received deduction for corporations.

  PASSIVE ACTIVITY LOSS AND INVESTMENT INTEREST LIMITATIONS

     Distributions from the Company and gain from the disposition of Common Stock will not be treated as passive activity income, and therefore stockholders will not be able to apply any "passive activity losses" against such income. Dividends from the Company (to the extent they do not constitute a return of capital) will generally be treated as investment income for purposes of the investment income limitation on the deduction of investment interest. Under recently enacted legislation, net capital gain from the disposition of Common Stock and capital gain dividends generally will be excluded from investment income.

  CERTAIN DISPOSITIONS OF SHARES

     In general, a U.S. Stockholder will realize capital gain or loss on the disposition of shares of Common Stock equal to the difference between the sales price for such shares and the adjusted tax basis for such shares. Gain or loss realized upon a sale or exchange of Common Stock by a U.S. Stockholder who has held such Common Stock for more than one year will be treated as long-term capital gain or loss, respectively, and otherwise will be treated as short-term capital gain or loss. However, losses incurred on the sale or exchange of Common Stock held for less than six months (after applying certain holding period rules) will be deemed long-term capital loss to the extent of any capital gain dividends received by the selling stockholder from those shares.

  TREATMENT OF TAX-EXEMPT STOCKHOLDERS

     Generally, a tax-exempt investor that is exempt from tax on its investment income, such as an individual retirement account ("IRA") or a 401(k) plan, that holds the Common Stock as an investment will not be subject to tax on dividends paid by the Company. However, if such tax-exempt investor is treated as having purchased its Common Stock with borrowed funds, some or all of its dividends will be subject to tax. In addition, a portion of the dividends paid to certain pension plans (including 401(k) plans but not including IRAs and government pension plans) that own more than 10% (by value) of the Company's outstanding Common Stock and Convertible Preferred Stock will be taxed as unrelated business taxable income if the Company is treated as predominantly owned within the meaning of the Code by such pension plans.

SPECIAL TAX CONSIDERATIONS FOR FOREIGN STOCKHOLDERS

     The rules governing United States federal income taxation of non-resident alien individuals, foreign corporations, foreign partnerships and foreign trusts and estates (collectively, "Non-U.S. Stockholders") are complex, and the following discussion is intended only as a summary of these rules. Prospective Non-U.S. Stockholders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws on an investment in the Company, including any reporting requirements.

     In general, Non-U.S Stockholders will be subject to regular United States federal income tax with respect to their investment in the Company if the investment is "effectively connected" with the Non-U.S. Stockholder's conduct of a trade or business in the United States. A corporate Non-U.S. Stockholder that receives income that is (or is treated as) effectively connected with a U.S. trade or business also may be subject to the branch profits tax under Section 884 of the Code, which is imposed in addition to regular United States federal corporate income tax generally at the rate of 30%, subject to reduction under a tax treaty, if applicable. The following discussion will apply to Non-U.S. Stockholders whose investment in the Company is not so effectively connected.

     A distribution by the Company that is not attributable to gain from the sale or exchange by the Company of a United States real property interest and that is not designated by the Company as a capital gain dividend will be treated as an ordinary income dividend to the extent that it is made out of current or accumulated earnings and profits. Generally, any ordinary income dividend will be subject to a United States federal income tax equal to 30% of the gross amount of the dividend unless this tax is reduced by an applicable tax treaty. To the extent that the Company makes a distribution in excess of its current or accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital, reducing a Non-U.S. Stockholder's basis in its Common Stock (but not below zero), and the distribution in excess of a Non-U.S. Stockholder's tax basis in its Common Stock will be treated as gain realized from the sale of its Common Stock.

     Distributions by the Company that are attributable to gain from the sale or exchange of a United States real property interest will be taxed to a Non-U.S. Stockholder under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, such distributions are taxed to a Non-U.S. Stockholder as if the distributions were gains "effectively connected" with a United States trade or business. Accordingly, a Non-U.S. Stockholder will be taxed at the normal capital gain rates applicable to a U.S. Stockholder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals). Distributions subject to FIRPTA also may be subject to the branch profits tax generally at the rate of 30%, subject to reduction under a tax treaty, if applicable.

     Although tax treaties may reduce the Company's withholding obligations, the Company generally will be required to withhold from distributions to Non-U.S. Stockholders, and remit to the IRS, (i) 35% of designated capital gain dividends (or, if greater, 35% of the amount of any distributions that could be designated as capital gain dividends) and (ii) 30% of all other distributions, unless reduced by an applicable tax treaty. In addition, if the Company designates prior distributions as capital gain dividends, subsequent distributions, up to the amount of such prior distributions, will be treated as capital gain dividends for purposes of withholding. Because the Company will withhold 30% of all other distributions, a Non-U.S. Stockholder will be entitled to a refund from the IRS to the extent the distribution is not a distribution out of earnings and profits.

     Unless the Common Stock constitutes a "United States real property interest" within the meaning of FIRPTA, a sale of Common Stock by a Non-U.S. Stockholder generally will not be subject to United States federal income taxation. The Common Stock will not constitute a United States real property interest if the Company is a "domestically controlled REIT." A domestically controlled REIT is a REIT in which at all times during a specified testing period less than 50% in value of its shares is held directly or indirectly by Non-U.S. Stockholders. It is currently anticipated that the Company will be a domestically controlled REIT and therefore that the sale of Common Stock will not be subject to taxation under FIRPTA. However, because the Common Stock is publicly traded, no assurance can be given that the Company will continue to be a domestically controlled REIT. If the Company were not a domestically controlled REIT, a sale of Common Stock by a Non-U.S. Stockholder would not be subject to taxation under FIRPTA provided that the Non-U.S. Stockholder does not beneficially own more than 5% of the stock of the Company and the Common Stock of the Company continues to be traded on an established securities market (e.g. the NYSE and the PSE). In addition, a sale of Common Stock by a Non-U.S. Stockholder, regardless of whether the 5% beneficial ownership level is exceeded, would not be subject to the 10% withholding tax so long as the Common Stock continues to be traded on an established securities market. Notwithstanding the foregoing, capital gains not subject to FIRPTA will be taxable to a Non-U.S. Stockholder if the Non-U.S. Stockholder is a non-resident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions apply, in which case the non-resident alien individual will be subject to a 30% tax on his or her U.S. source capital gains. If the Company were not a domestically controlled REIT, gain on the sale of Common Stock would be subject to taxation under FIRPTA, and a Non-U.S. Stockholder would be subject to the same treatment as a U.S. Stockholder with respect to the gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals). In such case, under FIRPTA the purchaser of Common Stock may be required to withhold 10% of the purchase price and remit this amount to the IRS.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX

     Under certain circumstances, U.S. Stockholders may be subject to backup withholding at a rate of 31% on payments made with respect to, or cash proceeds of a sale or exchange of, Common Stock. Backup withholding will apply only if the holder (i) fails to furnish his or her taxpayer identification number ("TIN") (which, for an individual, would be his or her Social Security number),
(ii) furnishes an incorrect TIN, (iii) is notified by the IRS that he or she has failed properly to report payments of interest and dividends or is otherwise subject to backup withholding or (iv) under certain circumstances, fails to certify, under penalties of perjury, that he or she has furnished a correct TIN and (a) that he or she has not been notified by the IRS that he or she is subject to backup withholding for failure to report interest and dividend payments or (b) that he or she has been notified by the IRS that he or she is no longer subject to backup withholding. Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations.

     U.S. Stockholders should consult their own tax advisors regarding their qualifications for exemption from backup withholding and the procedure for obtaining such an exemption. Backup withholding is not an additional tax. Rather, the amount of any backup withholding with respect to a payment to a U.S. Stockholder will be allowed as a credit against the U.S. Stockholder's United States federal income tax liability and may entitle the U.S. Stockholder to a refund, provided that the required information is furnished to the IRS.

     Additional issues may arise pertaining to information reporting and backup withholding for Non-U.S. Stockholders. Non-U.S. Stockholders should consult their tax advisors with regard to U.S. information reporting and backup withholding.

STATE AND LOCAL TAX

     The Company and its stockholders may be subject to state and local tax in states and localities in which it does business or owns property. The tax treatment of the Company and the stockholders in such jurisdictions may differ from the federal income tax treatment described above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company.

                              ERISA CONSIDERATIONS

     The following is intended to be a summary only and is not a substitute for careful planning with a professional. Employee benefit plans subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and various sections of the Code considering purchasing the shares of Common Stock should consult with their own tax and other appropriate counsel regarding the application of ERISA and the Code to their purchase of the Common Stock. Benefit Plans (as defined below) should also consider the entire discussion under the heading "Federal Income Tax Considerations" as material contained therein is relevant to any decision by a Plan to purchase the Common Stock.

FIDUCIARY CONSIDERATIONS

     Certain employee benefit plans and individual retirement accounts and individual retirement annuities ("IRAs") (collectively "Benefit Plans") are subject to various provisions of ERISA and the Code. Before investing in the Common Stock of the Company, a Benefit Plan fiduciary should ensure that such investment is in accordance with ERISA's general fiduciary standards. In making such a determination, a Benefit Plan fiduciary should ensure that the investment is in accordance with the governing instruments and the overall policies of the Benefit Plan, and that the investment will comply with the diversification and composition requirements of ERISA. In addition, provisions of ERISA and the Code prohibit transactions involving the assets of a Benefit Plan by persons who have specified relationships with such Benefit Plan ("Parties in Interest" under ERISA and "Disqualified Persons" under the Code, collectively referred to herein as "Parties in Interest"), unless an exemption is available for such transaction. The consequences of such prohibited transactions include the imposition of excise taxes, possible disqualification of IRAs and other liabilities. A Benefit Plan fiduciary should ensure that any investment in shares of the Common Stock will not constitute or give rise to a direct or indirect non-exempt prohibited transaction. A Benefit Plan fiduciary should also consider prohibitions in ERISA relating to improper delegation of control over or responsibility for "plan assets."

PLAN ASSETS ISSUE

     In certain circumstances where a Benefit Plan holds an interest in an entity, the assets of the entity are deemed to be "plan assets" (the "Look-Through Rule") of such Benefit Plan for purposes of the prohibited transactions provisions of the ERISA Code. In addition, under such circumstances, any person that exercises authority or control with respect to the management or disposition of such assets is a Benefit Plan fiduciary. "Plan assets" are not defined in ERISA or the Code, but the United States Department of Labor has issued a regulation, effective March 13, 1987 (the "Regulation"), that outlines the circumstances under which a Plan's interest in an entity will be subject to the Look-Through Rule.

     The Regulation applies to the purchase by a Benefit Plan of an "equity interest" in an entity, such as common stock of a REIT. However, the Regulation provides an exception to the Look-Through Rule for equity interests that are "publicly-offered securities."

     Under the Regulation, a "publicly-offered security" is a security that is
(1) freely transferable, (ii) part of a class of securities that is widely-held and (iii) either (a) part of a class of securities that is registered under section 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or (b) sold to a Benefit Plan as part of an offering of securities, and the class of securities of which such security is a part is registered under the Exchange Act within 120 days (or such longer period allowed by the

Commission) after the end of the fiscal year of the issuer during which the offering of such securities to the public occurred. Whether a security is considered "freely transferable" depends on the facts and circumstances of each case. Generally, if the security is part of an offering in which the minimum investment is $10,000 or less, any restriction on or prohibition against transfer or assignment of such security for the purposes of preventing a termination or reclassification of the entity for federal or state tax purposes will not itself prevent the security from being considered freely transferable. A class of securities is considered "widely-held" if immediately after the initial offering it is owned by 100 or more investors independent of the issuer and of one another.

     It is anticipated by the Company that the Common Stock will meet the criteria of the publicly-offered securities exceptions to the Look-Through Rule. Accordingly, the Company believes that, if a Benefit Plan purchases shares of the Common Stock, the Company's assets should not be deemed to be "plan assets."

                              PLAN OF DISTRIBUTION


     The Shares may be sold in or outside the United States through agents, underwriters or dealers, directly to one or more purchasers or, directly by the Company through a dividend reinvestment plan. The Company may also issue Shares in connection with property or business acquisitions. The Prospectus Supplement with respect to the Shares will set forth the terms of the offering of the Shares, including the name or names of any agents, underwriters, or dealers, the purchase price of the Shares and the proceeds to the Company from such sale, any delayed delivery arrangements, any underwriting discounts and other items constituting underwriters' compensation, the public offering price, and any discounts or concessions allowed or reallowed or paid to dealers.


     If underwriters are used in the sale of the Shares, the Shares may be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Shares may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter(s) with respect to a particular underwritten offering of Shares will be named in the Prospectus Supplement relating to such offering, and if an underwriting syndicate is used, the managing underwriter(s) will be set forth on the cover of such Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of the underwriters or agents to purchase the Shares will be subject to conditions precedent, and the underwriters will be obligated to purchase all the Shares if any are purchased. The public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If dealers are utilized in the sale of Shares with respect to which this Prospectus is delivered, such Shares will be sold to the dealers as principals. The dealers may then resell such Shares to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transactions will be set forth in the Prospectus Supplement relating thereto.


     Shares may be sold directly by the Company or through agents designated by the Company from time to time at fixed prices, which may be changed, or at varying prices determined at the time of sale. Shares may also be issued by the Company in connection with property or business acquisitions or sold directly by the Company pursuant to a dividend reinvestment plan. Any agent involved in the offer or sale of the Shares with respect to which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement relating thereto. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.


     In connection with the sale of the Shares, underwriters or agents may receive compensation from the Company or from purchasers of Shares for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters, agents and dealers participating in the distribution of the Shares may be deemed to be underwriters and any discounts or commissions received by them from the Company and any profit on the resale of the Shares by them may be deemed to be underwriting discounts or commissions under the Securities Act.

                                    EXPERTS


     The consolidated financial statements and financial statement schedule of Bedford Property Investors, Inc. as of December 31, 1995 and 1994 and for each of the years in the three-year period ended December 31, 1995; the Historical Summaries of Gross Income and Direct Operating Expenses of the Landsing Pacific Portfolio and 3002 Dow Business Center for the year ended December 31, 1994; and the Combined Historical Summary of Gross Income and Direct Operating Expenses of Laguna Hills Square, Westech Business Center, Fourier Avenue, Kenyon Center and Carroll Tech Center for the year ended December 31, 1995 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.


                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Ballard Spahr Andrews & Ingersoll, Baltimore, Maryland. Certain legal matters related to the sale of the Shares will be passed upon for the Company by Shearman & Sterling, San Francisco, California. In addition, the description of federal income tax consequences contained in the section of the Prospectus entitled "Federal Income Tax Considerations" is based upon the opinion of Shearman & Sterling.

------------------------------------------------------
------------------------------------------------------

     NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................     2
Incorporation of Certain Information
  by Reference........................     2
The Company...........................     4
Risk Factors..........................     5
Use of Proceeds.......................    18
Description of Capital Stock of the
  Company.............................    19
Certain Provisions of Maryland Law and
  of the Company's Charter and
  Bylaws..............................    28
Federal Income Tax Considerations.....    32
Erisa Considerations..................    40
Plan of Distribution..................    41
Experts...............................    42
Legal Matters.........................    42

------------------------------------------------------
------------------------------------------------------

------------------------------------------------------
------------------------------------------------------
                                5,500,000 SHARES

                        BEDFORD PROPERTY INVESTORS, INC.

                                  COMMON STOCK

                            ------------------------

                                   PROSPECTUS
                            ------------------------

                                    --, 1997


------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Bedford Property Investors, Inc. (the "Registrant") in connection with the sale of Common Stock being registered. All amounts are estimates except the registration fee, the NASD filing fee and the listing fees for the New York Stock Exchange and the Pacific Stock Exchange.

    SEC Registration Fee......................................................  $ 24,063
    NASD Filing Fee...........................................................  $  8,441
    Legal Fees and Expenses...................................................  $ 50,000
    Printing and Engraving Costs..............................................  $ 25,000
    Accounting Fees and Expenses..............................................  $ 60,000
    Blue Sky Fees and Expenses................................................  $  5,000
    New York Stock Exchange Listing Fee.......................................  $ 19,250
    Pacific Stock Exchange Listing Fee........................................  $  7,500
    Miscellaneous.............................................................  $ 10,746
                                                                                --------
              Total...........................................................  $210,000
                                                                                ========


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper personal benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Charter of the Registrant contains such a provision which eliminates such liability to the maximum extent permitted by the MGCL.

     The Charter of the Registrant authorizes it, to the maximum extent permitted by Maryland law, to obligate itself to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to
(a) any present or former director or officer or (b) any individual who, while a director of the Registrant and at the request of the Registrant, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The Bylaws of the Registrant obligate it, to the maximum extent permitted by Maryland law, without requiring a preliminary determination of the ultimate entitlement to indemnification, to indemnify and to pay or reimburse reasonable expense in advance of final disposition of a proceeding to (a) any individual who is a present or former director or officer of the Registrant and who is made a party to the proceeding by reason of his service in that capacity or (b) any individual who, while a director of the Registrant and at the request of the Registrant, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise and who is made a party to the proceeding by reason of his service in that capacity. The Registrant's Charter and Bylaws also permit the Registrant to indemnify and advance expenses to any person who served a predecessor of the Registrant in any of the capacities described above and to any employee or agent of the Registrant or a predecessor of the Registrant.

     The MGCL requires a corporation (unless its charter provides otherwise, which the Registrant's Charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, and certain other parties, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or business of the indemnified party was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the indemnified party actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the indemnified party had reasonable cause to believe that the act or omission was unlawful. However, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation. In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation as authorized by the Bylaws and (b) a written statement by or on his behalf to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met.

     Peter B. Bedford's employment agreement provides that the Registrant shall indemnify Mr. Bedford to the fullest extent permitted by law, provided that the indemnification applies to Mr. Bedford only so long as he acts in good faith and is not found to be guilty of recklessness or willful or wanton misconduct.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 16.  EXHIBITS.

     (a) Exhibits

     The following exhibits are filed herewith or incorporated herein by reference.


EXHIBIT
NUMBER                                           DESCRIPTION
------         --------------------------------------------------------------------------------
  1.1      --  Form of Underwriting Agreement
  4.1*     --  Specimen Stock Certificate (incorporated herein by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-2, Commission File No.
               333-921)
  4.2*     --  Charter of the Registrant, as amended (incorporated herein by reference to
               Exhibit 4.2 to the Registrant's Registration Statement on Form S-2, Commission
               File No. 333-921)
  4.3*     --  Amended and Restated Bylaws of the Registrant (incorporated herein by reference to Exhibit 3.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995)
  5.1*     --  Opinion of Ballard Spahr Andrews & Ingersoll as to the legality of the
               Registrant's Common Stock
  8.1*     --  Opinion of Shearman & Sterling as to certain tax matters
 23.1      --  Consent of KPMG Peat Marwick LLP, independent auditors
 23.2*     --  Consent of Ballard Spahr & Andrews & Ingersoll (included in the opinion filed as
               Exhibit 5.1)
 23.3*     --  Consent of Shearman & Sterling (included in the opinion filed as Exhibit 8.1)
 24.1*     --  Powers of Attorney (included on page II-4 of this Registration Statement)



---------------
* Previously filed.


ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes as follows:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

             (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration

        Statement (Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the change in volume represents no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.);

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in this Registration Statement; and

             (iv) To file a post-effective amendment to this Registration Statement to include any financial statements required by Rule 3-19 of Regulation S-X at the start of any delayed offering or throughout a continuous offering;

     provided, however, that paragraphs (i), (ii) and (iv) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in this Registration Statement.

          (2) For the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) For purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (5) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          (6) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as a part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (7) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lafayette, State of California, on the 8th day of January, 1997.


                                          BEDFORD PROPERTY INVESTORS, INC.


                                          By: /s/  DONALD A. LORENZ

                                          --------------------------------------
                                          Donald A. Lorenz
                                          Executive Vice President
                                          and Chief Financial Officer


                               POWERS OF ATTORNEY


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated.


              SIGNATURE                               TITLE                         DATE
-------------------------------------  -----------------------------------    -----------------

*                                      Chairman of the Board and Chief        January 8, 1997
-------------------------------------    Executive Officer (Principal
Peter B. Bedford                         Executive Officer)

/s/       DONALD A. LORENZ             Executive Vice President and Chief     January 8, 1997
-------------------------------------    Financial Officer (Principal
Donald A. Lorenz                         Financial Officer)

*                                      Controller (Principal Accounting       January 8, 1997
-------------------------------------    Officer)
Hanh Kihara
*                                      Director                               January 8, 1997
-------------------------------------
Claude M. Ballard

*                                      Director                               January 8, 1997
-------------------------------------
Anthony Downs

*                                      Director                               January 8, 1997
-------------------------------------
Thomas G. Eastman

*                                      Director                               January 8, 1997
-------------------------------------
Anthony M. Frank

*                                      Director                               January 8, 1997
-------------------------------------
Thomas H. Nolan, Jr.

*                                      Director                               January 8, 1997
-------------------------------------
Martin I. Zankel

*By: /s/  DONALD A. LORENZ
-------------------------------------
Donald A. Lorenz
Attorney-in-Fact

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                           DESCRIPTION                                          PAGE
------         --------------------------------------------------------------------------------       ----
  1.1      --  Form of Underwriting Agreement.....................................................
  4.1*     --  Specimen Stock Certificate (incorporated herein by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-2, Commission File No.
               333-921)...........................................................................
  4.2*     --  Charter of the Registrant, as amended (incorporated herein by reference to
               Exhibit 4.2 to the Registrant's Registration Statement on Form S-2, Commission
               File No. 333-921)..................................................................
  4.3*     --  Amended and Restated Bylaws of the Registrant (incorporated herein by reference to Exhibit 3.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995)..........................................................
  5.1*     --  Opinion of Ballard Spahr Andrews & Ingersoll as to the legality of the
               Registrant's Common Stock..........................................................
  8.1*     --  Opinion of Shearman & Sterling as to certain tax matters...........................
 23.1      --  Consent of KPMG Peat Marwick LLP, independent auditors.............................
 23.2*     --  Consent of Ballard Spahr & Andrews & Ingersoll (included in the opinion filed as
               Exhibit 5.1).......................................................................
 23.3*     --  Consent of Shearman & Sterling (included in the opinion filed as Exhibit 8.1)......
 24.1*     --  Powers of Attorney (included on page II-5 of this Registration Statement)..........

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* Previously filed.